The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

As filed with the Securities and Exchange Commission on May 3, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ELBIT VISION SYSTEMS LTD.
(Exact name of Registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P.O.Box 140,
New Industrial Park, Bldg. #7
Yoqneam 20692, ISRAEL
972-4-993-6400
(Addressn and telephone number of Registrant’s principal executive offices)

EVS US Inc.
319 Garlington Road, Suite B4
Greenville, SC 29615,
Tel: (864) 288-9777
Facsimile: (864) 288-9799
(Name, address and telephone number of agent for service)

Copies of all Correspondence to:
DAVID H. SCHAPIRO, ESQ.	SHELDON KRAUSE, ESQ.
Yigal Arnon & Co.	Ehrenreich Eilenberg & Krause LLP
1 Azrieli Center	11 East 44th Street
Tel Aviv, 67021 Israel	New York, NY 10017
Tel: 972-3-608-7855	Tel: 212-986-9700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

Calculation of Registration Fee

Title of Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Warrants to purchase one Ordinary Share, nominal value NIS 1.00 per share	3,870,953	--	--	(1)
Ordinary Shares, par value NIS 1.00 per share	3,870,953(2)	$0.35(3)	$1,354,834	$171.66
Ordinary Shares, par value NIS 1.00 per share	1,512,863(4)	$1.17(5)	$1,770,050	$224.27
Ordinary Shares, par value NIS 1.00 per share	5,711,805(6)	$1.17(5)	$6,682,812	$846.71
Total				$1,242.64

(1)	Pursuant to Rule 457(g), no separate registration fee is required for the warrants because the warrants are being registered in the same registration statement as the ordinary shares underlying the warrants.

(2)	Represents ordinary shares issuable upon the exercise of the warrants. This registration statement covers the offering by the Registrant of the ordinary shares issuable upon exercise of the warrants by the holders thereof.

(3)	Calculated pursuant to Rule 457(g) of the Securities Act of 1933, based upon the exercise price of the warrants.

(4)	Represents shares issuable upon exercise of the warrants by an affiliate of the Registrant named as a selling securityholder in this regstration statement. This registration statement covers the resale by such selling securityholder of the ordinary shares issuable upon exercise of the warrants by such affiliate.

(5)	Calculated pursuant to Rule 457(c) of the Securities Act of 1933 on the basis of the average of the bid and asked prices of our ordinary shares as reported on the OTC Bulletin Board on April 29, 2004.

(6)	Includes 156,250 ordinary shares currently held by the selling securityholders, and 5,555,555 ordinary shares which is our good faith estimate of the number of ordinary shares that we expect to issue to one of the selling securityholders pursuant to a Standy Equity Distribution Agreement under which such selling securityholder is obligated to purchase ordinary shares from time to time at the option of the Regisrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
DATED MAY 3, 2004

PROSPECTUS

Elbit Vision Systems Ltd.

DISTRIBUTION OF WARRANTS TO PURCHASE UP TO
3,870,953 ORDINARY SHARES

RESALE OF UP TO 7,224,668 ORDINARY SHARES

        We are distributing non-transferable warrants to purchase an aggregate of 3,870,953 of our ordinary shares to those persons that, as of 5:00 p.m., New York City time (midnight, Israel time) on May 14, 2004, the record date, were shareholders of our company, except certain excluded shareholders. Each shareholder (other than the excluded shareholders) will receive a warrant to purchase 0.5714 ordinary shares for each ordinary share held by such shareholder. The warrants are exercisable to purchase ordinary shares at an exercise price of $0.35 per share, during a four-year period commencing at 9:00 a.m., New York City time (4:00 p.m, Israel time) on _____________, 2004, the distribution date, until 5:00 p.m., New York City time (midnight, Israel time) on __________, 2008. This prospectus also relates to the offer and sale by the company of the up to 3,870,953 ordinary shares issuable upon the exercise of the warrants.

        This prospectus also relates to the resale from time to time, of up to (i) 156,250 issued and outstanding ordinary shares held by the selling securityholders listed in this prospectus , (ii) an aggregate of 5,555,555 ordinary shares issuable to one of the selling securityholders during the next two years pursuant to a Standby Equity Credit Agreement, and (iii) 1,512,863 ordinary shares issuable to a shareholder of the company which is an affiliate of the company, upon the exercise of warrants to be issued to such shareholder in the distribution of warrants made by this prospectus.

        The selling securityholders may sell all or any portion of the ordinary shares issued to them, in one or more transactions (i) through the OTC Bulletin Board, in privately negotiated transactions or otherwise; (ii) directly to purchasers or through agents, brokers, dealers or underwriters; (iii) at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices; or (iv) through any other means described in the section entitled “Plan of Distribution.”

        Our ordinary shares trade on the OTC Bulletin Board under the symbol “EVSNF.OB.” On April 28, 2004, the last reported sale price of our ordinary shares on the OTC Bulletin Board was $1.15 per share.

The securities offered hereby involve a high degree of risk. See “Risk Factors” beginning on page 6.

None of the U.S. Securities and Exchange Commission, the Israeli Securities Authority or any state securities commission have approved or disapproved of these securities or passed upon the adequacy, completeness or accuracy of this prospectus. Any representation to the contrary is a criminal offense under the laws of the United States and the laws of the State of Israel.

THE COMPANY HAS RECEIVED FROM THE SECURITIES AUTHORITY OF THE STATE OF ISRAEL AN EXEMPTION PURSUANT TO THE RELEVANT PREVAILING LAWS OF THE STATE OF ISRAEL, WITH RESPECT TO OFFERING OF THE SECURITIES DESCRIBED IN THIS PROSPECTUS

The date of this prospectus is _________ __, 2004

PROSPECTUS SUMMARY

        This section answers in summary form some questions you may have about us and the warrant distribution. You should read the entire prospectus carefully. This prospectus contains figures in U.S. Dollars.

QUESTIONS AND ANSWERS ABOUT ELBIT VISION SYSTEMS LTD. What do we do?

        We design, develop, manufacture, market and support automatic visual inspection and quality monitoring systems for the textile and other fabric industries. Our systems are designed to increase the accuracy, consistency and speed of the detection of defects in the manufacturing process of fabrics in order to reduce labor costs, improve product quality and increase manufacturing efficiency. We currently market five product lines designed to address the quality monitoring needs of different sectors within the fabric manufacturing industry: I-Tex, for the visual inspection and quality monitoring of woven and knitted fabrics; PRIN-TEX, for the detection of printing defects on fabric; Broken Filaments Analyzer, or BFA, for the detection of filament defects in glass fabrics; Shade Variation Analyzer, or SVA, for the detection of shade inconsistencies in dyed fabric; and LOOM-TEX™ for real-time inspection and quality monitoring of spinning and weaving defects during the weaving process:

        Since the middle of 2002, we have been exploring opportunities to leverage our expertise in designing visual inspection systems in order to expand our business into the field of machines for the inspection of wafers manufactured for the micro-electronic industry. As a result we are adapting our core visual interpretation technologies for the microelectronics industry. We have recently launched three new products specifically for the inspection of bare wafers manufactured by semi-conductor industry, namely the Mounting Wax Monitoring System for monitoring the uniformity of the mounting wax, the Back Side Inspection System for the optical inspection of wafer surfaces and the Dynamic Roughness Monitoring System for the in-line inspection of the roughness of the wafer surface at different stages of the manufacturing process. Additionally, we are developing technology for the automated visual inspection of liquid crystal display, or LCD, devices.

Where are we located?

        Our principal executive offices are located at New Industrial Park, Building 7, Yokneam Israel.

        Our telephone number is (972)4-993-6400, and our fax number is (972)4-993-6450. Further information on us is also available at www.evs.co.il

QUESTIONS AND ANSWERS ABOUT THE WARRANT DISTRIBUTION What is the warrant distribution?

        We are distributing warrants to those of our current shareholders who owned our ordinary shares at the close of business at 5:00 p.m., New York City time (midnight, Israel time), on May 14, 2004, the record date (with the exception of the Excluded Shareholders, as defined below). For more information, see “The Warrant Distribution”).

        Who is eligible to participate in the warrant distribution?

        Only persons who owned our shares on the record date, May 14, 2004, are entitled to participate in the warrant distribution. If you did not own ordinary shares on that date, you will not be eligible to receive warrants in the distribution.

How many shares does a warrant entitle you to purchase?

        Each existing shareholder (with the exception of the Excluded Shareholders) who owned our shares on the record date will receive, at no charge, a warrant to purchase 0.5714 of our ordinary shares for every ordinary share they owned at 5:00 p.m., New York City time (midnight, Israel time), on the record date. The warrants are exercisable to purchase ordinary shares at an exercise price of $0.35 per share, at any time over a period of four years commencing at 9:00 a.m., New York City time (4:00 p.m., Israel time) on __________________, 2004, the distribution date, until 5:00 p.m., New York City time (midnight, Israel time) on __________, 2008, the expiration date.

        The ordinary shares which you will be entitled to purchase under your warrant will also be rounded down to the nearest whole number. For example, if you owned 100 shares at 5:00 p.m., New York City time (midnight, Israel time) on the record date, you will receive a warrant to purchase 57 ordinary shares at an aggregate exercise price of $0.35 per share. You may choose to exercise all or a portion of your warrant during the exercise period, or you may choose not to exercise your warrant. Payment of the exercise price shall be made in U.S. Dollars.

Why are we engaging in a warrant distribution?

        In March 2001, Mr. Nir Alon, our chairman, purchased 1,500,000 of our ordinary shares at a price per share of $1.00. At that time, Mr. Alon also agreed to complete a second investment in which he would purchase by no later than March 15, 2002, an additional 1,500,000 shares at a price per share of $1.00; provided that our financial results for 2001 met certain minimum thresholds. In March 2002, we agreed to permit Altro Warenhandelsgesmbh, an Austrian company controlled by Mr. Alon, to complete the second investment in nine equal monthly installments commencing March 2002, and in May 2002, we deferred payment of the first four of these installments until no later than June 30, 2002. This investment was not completed by Altro.

        Under a plan of arrangement approved by our shareholders in October 2003 and the District Court of Haifa in November 2003, we agreed to cancel Altro’s prior commitment to invest in our company and replace it with new investment terms, which include this warrant distribution.

How did we arrive at the $0.35 exercise price?

        According to the plan of arrangement Altro will purchase 2,000,000 of our ordinary shares for a purchase price of $0.35 per share, payable in up to five quarterly installments to be completed by November 2004. You are being given an opportunity to increase your holding in our company by the same proportion that Altro is increasing its proportion, and for the same price per share. Consequently, should Altro complete the payment of the installments and be issued 2,000,000 of our ordinary shares pursuant to the plan of arrangement and you exercise all of your warrants, your percentage shareholding will not be affected by the issuance 2,000,000 of our ordinary shares to Altro. To date Altro has paid the first two installments in the aggregate amount of $385,000.

How long will the warrant last?

        You will be able to exercise your warrant for a period of four years from 9:00 a.m., New York City time (4:00 p.m., Israel time) on the distribution date, until 5:00 p.m. New York City time (midnight, Israel time) on the expiration date. If you hold your shares through a broker, dealer or other nominee, you will be required to comply with the procedural requirements of such nominee, including the procedures relating to the last time by which you may be required to provide notice of your intention to exercise your warrant (which may be earlier than the final expiration date of the warrants), as well as other procedural requirements described under the heading “The Warrant Distribution.” If you do not exercise your warrant by the date and in accordance with the procedures applicable to you, your right to exercise the warrant will expire.

How do you exercise your warrant?

        Shortly after the effective date of this prospectus, we will send a warrant certificate to each holder of our ordinary shares that is registered on our shareholder registry maintained at American Stock Transfer & Trust Co., the Transfer Agent for our ordinary shares. The warrant certificate will evidence the number of shares which each holder is entitled to purchase and will be accompanied by a copy of this prospectus.

        If you are a record holder of our ordinary shares and you wish to exercise your warrant, you should complete the exercise form on the back of the warrant certificate and send the certificate (or a notice of guaranteed delivery), accompanied by the exercise price, to the offices of American Stock Transfer & Trust Co., as our Warrant Agent, Attention: Registration Department, to be received no later than at 5:00 p.m. New York time, (midnight, Israel time) on the expiration date of the warrant. You may make your payment to American Stock Transfer by wire transfer or check drawn on a bank located in the United States payable to the order of “American Stock Transfer & Trust Company, as Warrant Agent.” Payment made to American Stock Transfer & Trust Co. must be in U.S. dollars. We may agree to accept other forms of payment if requested and agreed to by us.

        You are not required to fully exercise your warrant, or to exercise it at all. If you elect to partially exercise your warrant, then you should follow the procedure described above on each occasion that you exercise your warrant, until you have fully exercised the warrant.

        If you are a beneficial owner of our ordinary shares and hold them through a broker, dealer or other nominee, see “What should you do if you want to exercise your warrants, but your shares are held in the name of your broker, dealer or other nominee?"

After you exercise your warrant, can you change your mind?

        No. You cannot revoke the exercise of your warrant, even if you later learn information about us that you consider to be unfavorable. You should not exercise your warrant unless you are certain that you wish to purchase our ordinary shares at a price of $0.35 per share.

Is exercising your warrant risky?

        Yes. The exercise of your warrant involves substantial risks. Exercising your warrant means buying additional securities of our company, and you should carefully consider this purchase as you would other equity investments. Among other things, you should carefully consider the risks described under “Risk Factors.”

Do you have to exercise your warrant?

        No.

What are the federal income tax and Israeli income tax consequences of exercising your warrant?

        The receipt of your warrant is intended to be nontaxable. However, no ruling from the U.S. Internal Revenue Service or the Israeli tax authorities will be sought and, therefore, you should seek specific tax advice from your personal tax advisor. The exercise of your warrant may be taxable. Some of the tax consequences of exercising your warrant and selling your ordinary shares issued pursuant to the exercise of the warrant, for certain U.S. and Israeli shareholders are described herein under the heading “Material Income Tax Considerations.” You are, however, advised to seek specific tax advice from your personal tax advisor, as this prospectus does not summarize tax consequences arising under U.S. state tax laws, tax laws outside of the U.S. and Israel or any tax laws relating to special tax circumstances or particular types of taxpayers.

What happens if you choose not to exercise your warrant?

        You will retain your current number of ordinary shares even if you do not exercise your warrant. However, if you do not exercise your warrant and other shareholders do, the percentage of our ordinary shares that you own will diminish, and your voting and other rights will be diluted.

Has our board of directors made a recommendation regarding the warrant distribution?

        No. Our Board of Directors makes no recommendation to you about whether you should exercise your warrant.

What should you do if you want to exercise your warrant, but your shares are held in the name of your broker, dealer or other nominee?

        If you are a beneficial owner of our ordinary shares and hold them through a broker, dealer or other nominee, you should expect your broker, dealer or other nominee to notify you of this warrant distribution and the procedures for exercising your warrant. If you wish to exercise your warrant, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your warrant, you should complete and return to your broker, dealer or other nominee the form provided to you accompanied by the exercise payment payable to your broker, dealer or other nominee. You should receive this form from your broker, custodian bank or other nominee with the other warrant distribution materials. If you are a beneficial owner of our ordinary shares and hold them through a broker, dealer or other nominee, you should NOT return your exercise form or transfer the exercise payment directly to us. Your broker, dealer or other nominee will execute the exercise of your warrant through the appropriate facilities.

What fees or charges apply if you exercise your warrant?

        We are not charging any fee or sales commission to grant you the warrant or to issue the ordinary shares if you exercise your arrant. If you exercise your warrant through a broker, dealer or other nominee, you are responsible for paying any fees that person may charge.

How will this warrant distribution affect the price of our ordinary shares on the OTC Bulletin Board?

        Since only shareholders of record on the record date are eligible, we expect that after the record date the price of the shares will already reflect the fact that persons purchasing our shares after the record date will not receive warrants. We therefore do not expect the distribution of the warrants to have any material effect on the trading price of our Ordinary Shares.

When will you receive your new shares?

        If you exercise your warrant, you will receive certificates representing the ordinary shares purchased upon exercise of the warrant as soon as practicable after the Warrant Agent has received your duly completed exercise form and your payment has cleared. Brokers may be unwilling to sell your shares until you have received certificates representing the shares we will be issuing upon exercise of your warrant.

How much money will we receive from the warrant distribution?

        The gross proceeds from the warrant distribution depend on the number of warrants that are exercised. If all the warrants we are distributing are exercised into 3,870,953 ordinary shares, we will receive gross proceeds of $ 1,354,834.

How will we use the proceeds from the exercise of the warrants?

        We will use the net proceeds generated from the exercise of warrants for working capital and general corporate purposes. We may use a portion of the net proceeds for the reduction of our current levels of debt, for the possible acquisition of additional businesses and technologies or the establishment of joint ventures that are complimentary to our current or future business. We have no specific plans or commitments with respect to any such acquisitions or joint ventures.

How many shares will be outstanding after the warrant distribution?

        As of the date of this prospectus, 15,530,327 of our ordinary shares were issued and outstanding. We entered into a Standby Equity Distribution Agreement with Cornell, on March 30, 2004. Pursuant to this agreement we will be entitled to issue Cornell with put notices requiring it to purchase, six days following each put notice, a number of our ordinary shares with a value of up to $300,000 per put notice and up to an aggregate value of $10,000,000 over two years. The price per share payable by Cornell will be determined by the minimum volume weighted average price of our ordinary shares during the five day period following our put notice to Cornell to purchase our shares. Cornell will deduct 5% from the price payable for our ordinary shares as a fee for this service. Consequently, we do not know how many ordinary shares, if any, will be issued to Cornell over the following two years, but we have registered 5,555,555 of our ordinary shares pursuant to this prospectus, which will be available for resale by Cornell. We may issue all, part or a greater number of our ordinary shares to Cornell, depending on the minimum volume weighted average price of our ordinary shares over the five day period following each put notice. The number of ordinary shares that will be outstanding after the warrant distribution depends on the number of warrants that are exercised. If all the warrants are exercised in full, and assuming that (i) Altro will have completed its investment for the purchase of 2,000,000 of our ordinary shares; (ii) the Investors will have exercised all of their warrants, 23,105,375 of our ordinary shares will be outstanding; and (iii) we issue to Cornell all 5,555,555 of our ordinary shares reserved for issuance to Cornell, 28,660,930 of our shares will be outstanding.

What will happen if the warrants are terminated prior to their expiration?

        In the event that the warrants are cancelled or reduced in value as a result of any action initiated by us or Altro (for example a sale of our company to Altro in which the warrants are terminated, or an additional warrant distribution to certain of our shareholders at preferential terms), then upon the occurrence of such action you will be paid compensation based on the Black and Scholes formula which will take into account for each warrant holder, among other things, the then remaining duration of the warrant, the number of shares which at that time the warrant holder is entitled to purchase under their warrants, the exercise price of the warrants, the price per share of the transaction pursuant to which the warrant is proposed to be prematurely cancelled or reduced in value, and the volatility of the price of our ordinary shares on the public market.

        Will your warrant be taken into account in the event of a future rights offering?

        In the event that prior to the expiration date of your warrant, we complete a rights offering of securities to all of our shareholders, you will be treated as if you had fully exercised your warrant when we distribute the rights.

        Will your warrant be taken into account in the event of a merger or any other adjustment to our company’s share capital?

        If as a result of a merger or consolidation, our ordinary shares are exchanged for other securities, the unexercised portion of your warrant shall be exercisable into such number of other securities as were exchangeable for the number of ordinary shares which you would have been entitled to purchase had you exercised the unexercised portion of your warrant prior to the merger or consolidation. In the event that our ordinary shares are subdivided or combined into a greater or smaller number of ordinary shares, then the number of ordinary shares you will be entitled to purchase by exercising the unexercised portion of your warrant shall be adjusted to reflect such subdivision or combination. Should we issue ordinary shares or other securities as bonus shares to our shareholders, the number of our ordinary shares issuable upon the exercise of the unexercised portion of each warrant will be increased by such number of our ordinary shares that you would have received upon the bonus distribution, had you exercised such portion of your warrant on or prior to the record date fixed for the bonus share distribution.

        Will you be permitted to vote your warrant?

        Until exercised, your warrant does not confer upon you any voting, dividends or other rights as our shareholders, in excess of the rights that you currently have as holders of our ordinary shares. Nevertheless, we may from time to time convene a separate meeting of warrantholders, at which you will be entitled to vote the number of ordinary shares which your warrant will entitles you to purchase from time to time.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

        The statements incorporated by reference or contained in this prospectus discuss our future expectations, contain projections of our results of operations or financial condition, and include other forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended. Our actual results may differ materially from those expressed in forward-looking statements made or incorporated by reference in this prospectus. Forward-looking statements that express our beliefs, plans, objectives, assumptions or future events or performance may involve estimates, assumptions, risks and uncertainties. Therefore, our actual results and performance may differ materially from those expressed in the forward-looking statements. Forward-looking statements often, although not always, include words or phrases such as the following: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “intends,” “plans,” “projection” and “outlook.”

        You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus. Various factors discussed in this prospectus, including, but not limited to, all the risks discussed in “Risk Factors,” and in our other SEC filings may cause actual results or outcomes to differ materially from those expressed in forward-looking statements. You should read and interpret any forward-looking statements together with these documents.

        Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

RISK FACTORS

        An investment in our securities is speculative and involves a high degree of risk. Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment. You should carefully consider the following factors as well as the other information contained in this prospectus before deciding to invest in our ordinary shares. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. This prospectus and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. The information in this prospectus is complete and accurate as of this date, but the information may change after the date of this prospectus.

The market prices of our ordinary shares have been and may continue to be volatile.

        The market prices of our ordinary shares are subject to fluctuations. The following factors may significantly impact on our ability to achieve expected operating results and growth plan goals and/or affect the market price of our ordinary shares:

•	dependence on the world textile market;

•	reliance on sales of I-Tex products;

•	history of losses;

•	fluctuations in the market;

•	lengthy sales cycle;

•	long payment cycle;

•	market acceptance of products;

•	reliance on a limited number of key customers;

•	need for additional funding;

•	reliance on a limited number of key subcontractors and suppliers;

•	flaws in our manufacturing;

•	reliance on international sales;

•	competitiveness of automated visual inspection market;

•	rapid pace of technological change;

•	necessity to expand into new markets;

•	volatility of the microelectronics industry;

•	weakness of microelectronics industry;

•	difficulty of integrating acquired businesses;

•	pursuit of business to acquire

•	additions or departures of key personnel;

•	difficulty in protecting intellectual property;

•	involvement in litigation;

•	volatility in the stock market;

•	sales of additional ordinary shares;

•	delisting from the Nasdaq SmallCap Market;

•	effects of September 11 events;

•	new regulations for corporate governance;

•	SARS/Bird Flu;

•	conditions in Israel;

•	differentials in the rate of currency exchange and inflation;

•	Israeli government grants, programs and tax benefits; and

•	enforceability of foreign judgments by Israeli courts.

        These risk factors are discussed in further detail below:

         Dependence on the Worldwide Textile Industry

        While we have made a strategic decision to diversify our product line and develop products for the microelectronics industry where we intend to focus our business in the future, the predominant portion of our revenues are still generated by our sales of automated visual inspection devices, and quality monitoring systems to textile manufacturers. As such, we are substantially dependent upon the strength of the worldwide textile industry, and in particular upon the need by manufacturers to make continuing capital investments in systems and products, such as those marketed and sold by us, for use in their production and manufacturing processes. This need is a reflection, in turn, of the worldwide level of demand for the final products produced by textile manufacturers. Demand for such products is normally a function of the prevailing global or regional economic environment and is negatively affected in circumstances of a general economic slow-down such as that which began in the late part of 2000 and continues in effect.

        There can be no assurance as to the future levels of demand for the products produced by textile manufacturers. This, coupled with our limited ability to reduce expenses due to the ongoing need for investment in research and development and to maintain our worldwide customer and support operations, and the difficulties associated with any such reductions, could, in circumstances of reduced overall demand have a material adverse effect on our business and results of operations.

        We rely heavily on sales of I-TEX systems for a significant part of our revenue.

        Sales of our I-TEX systems account for the majority of our revenues. In addition, we anticipate that sales of I-TEX systems and related textile systems will continue to account for a substantial portion of our revenues for the near term. Accordingly, our business and results of operations are dependent on sales of I-TEX systems and any decrease in sales of I-TEX systems would have a material adverse effect on our business and results.

        We have a history of losses and may not be profitable in the future.

        We have not generated net income on an annual basis since 1997. We incurred net losses of $1.31 million, $1.68 million and $0.98 million in 2001, 2002 and 2003, respectively. As of December 31, 2003, we had an accumulated deficit of approximately $18.55 million. We may continue to operate at a loss for the foreseeable future and we cannot estimate when or if we will achieve profitability. If we continue to have operating losses, there is no certainty that we will have the financial resources to continue in business.

        Fluctuations in the market may create periodic rises in expenses or falls in demand whichwould be difficult to offset.

        Historically, our highest level of net sales has been in the fourth quarter of each year. Nevertheless, we have experienced and may in the future experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors, many of which are outside our control. These factors include the timing of significant orders and shipments, product mix, delays in shipment, installation and/or acceptance of systems, capital spending patterns of customers, customer manufacturing cycles, trade shows, anticipated new product introductions by us or by others, competition and pricing, new product introductions by us or our competitors, the timing of research and development expenditures, expansion of marketing and support operations, changes in material costs, production or quality problems, currency fluctuations, disruptions in sources of supply, regulatory changes and general economic conditions. Moreover, due to the relatively fixed nature of many of our costs, including personnel and facilities costs, we would not be able to reduce costs in any quarter to compensate for any unexpected shortfall in net sales, and such a shortfall would have a proportionately greater impact on our results of operations for that quarter. For example, a significant portion of our quarterly net sales depends upon sales of a relatively small number of high-priced systems. Thus, changes in the number of systems shipped in any given quarter can produce substantial fluctuations in net sales, gross profits, and net income from quarter to quarter. In addition, in the event our machine vision systems’ average selling price changes, the addition or cancellation of sales may exacerbate quarterly fluctuations in revenues and operating results. These or other factors could have a material adverse effect on our business and operating results.

        The Sales Cycle for our products is lengthy and there is no guaranty of resulting sales.

        The marketing and sales cycle for our machine vision systems, especially in new markets or in a new application, is lengthy and can be as long as three years. Even in existing markets, due to the $8,000 to $420,000 price for each system and possibly significant ancillary costs required for a customer to install the system, the purchase of a machine vision system can constitute a substantial capital investment for a customer (which may need more than one machine for its particular proposed application) requiring lengthy consideration and evaluation. In particular, the product must provide a potential customer with a high degree of assurance that it will meet the customer’s needs, successfully interface with the customer’s own manufacturing, production or processing system, and have minimal warranty, safety and service problems. Accordingly, the time lag from initiation of marketing efforts to final sales can be lengthy and expensive and there is no guaranty that the expenditure of significant time and resources will result in sales.

        The long payment cycle in our industry may have a negative effect on our cash flow.

        As is the case with many suppliers of equipment to the textile industry, we often receive a deposit upon receipt of an order, a partial payment upon delivery or installation and final payment pursuant to negotiated payment terms or final payment after a trail and/or acceptance period for systems sold subject to a trial period. The time required for installation and trial varies from customer to customer and may be delayed by a variety of factors, including the customer’s production cycle, integration of systems into the customer’s manufacturing process, required modifications to the customer’s production line and the availability of qualified technicians to monitor system operations. For systems sold without an evaluation period, revenue is recognized immediately upon installation of the system. For systems sold subject to a trial period, revenue is recognized upon customer acceptance. The length of the customer’s trial and acceptance period generally varies from one to twelve months after installation. We believe that we may continue to operate at a negative cash flow for certain periods in the future due to these factors. If we are unable to consistently generate sustained positive cash flow from operations, we must rely on debt or equity financing.

        We cannot guarantee market acceptance of our products.

        Our success depends on the acceptance of our products by existing and new customers. Market acceptance of our automated visual inspection and quality monitoring systems will depend, in large part, on the pricing of the products and our ability to demonstrate the cost and quality advantages of our systems over human visual inspection and quality monitoring of fabrics. There can be no assurance that we will be able to market our products successfully or that any of our current or future products will be accepted in the marketplace.

        We rely on a small number of customers for a significant portion of our revenues.

        Although the composition of our customers changes from year to year, we expect to continue to receive a significant portion of our revenue from a limited number of customers. In 2001, 2002 and 2003 one of our customers accounted for 21% 9.5% and 17% of our net sales respectively. While no other customer accounted for more than 10% of our net sales in 2001, 2002 or 2003, we expect that sales of our products to relatively few customers could continue to account for a substantial percentage of our net sales in the foreseeable future. There can be no assurance that we will be able to retain these key customers or that such customers will not cancel purchase orders, reschedule, or decrease their level of purchases. Loss or cancellation of business to these customers could seriously harm our financial results and business.

        We may require additional financing.

        Under the plan of arrangement approved by the Haifa District Court in November 2003, Altro agreed to purchase 2,000,000 of our ordinary shares for an aggregate purchase price of $700,000 which will be paid in up to five quarterly installments, the last of which is to be paid by November 2004. As of March 31 2004, we had received the first two installments amounting to an aggregate payment of $385,000. Also pursuant to the plan of arrangement, we are distributing to our shareholders who held our shares on the record date (with the exception of the Excluded Shareholders) 3,870,953 warrants with an exercise price of $0.35 per ordinary share and exercisable for four years from the effective date of this prospectus. Additionally, pursuant to a series of private placement transactions with the Investors during December 2003 and January 2004, we issued an aggregate of (i) 5,099,911 of our ordinary shares for an aggregate purchase price of $3,927,123, (ii) warrants to purchase 241,800 and 943,825 of our ordinary shares with an exercise price of $0.68, $0.85 per ordinary share, respectively, which are exercisable for two years from December 31, 2003; and (iii) warrants to purchase 100,816 and 382,653 of our ordinary shares with an exercise price of, $0.98 and $1.4 per ordinary share, respectively and which are exercisable for two years from January 31, 2004. Additionally, on March 31, 2004 we granted our former chief executive officer a warrant to purchase 35,000 of our ordinary shares with an exercise price of $0.35 per share, exercisable until March 31, 2008. Should all of the warrants distributed pursuant to this warrant distribution be exercised in addition to the warrants issued to the Investors and our former chief executive officer, we will receive proceeds of an additional $2,968,273. Furthermore should we utilize our standby equity distribution mechanism with Cornell in full over the next two years, we will receive proceeds of approximately an additional $9,500,000. Nevertheless, such funding may not be sufficient for supporting all of our operations and we may be required to seek additional financing. We may not, however, be able to obtain additional financing on terms satisfactory to us, if at all. Recent increases in the number of our outstanding shares and our substantial losses may limit our ability to complete additional debt or equity financing.

        We depend on a limited group of subcontractors and suppliers.

        Certain components and subassemblies included in our products are obtained from a single source or a limited group of suppliers and subcontractors. Our reliance on a single or a limited group of suppliers could result in an inability to obtain adequate supplies of certain components, a reduction in control over pricing and the timely delivery of components, as well as potentially having an adverse affect on the results of our operations and be damaging to our relations with our business. There can be no assurance that supplies will be available to us on an acceptable basis. Inability to obtain adequate supplies of components or to manufacture such components internally could have an adverse effect on us. Additionally, a significant increase in the price of one or more of these components or subassemblies could negatively affect the results of our operations. Furthermore, any material interruption in production at our facility could have a material adverse effect on our business, operating results and financial condition.

        We may have flaws in the design or manufacture of our products.

        If flaws in either the design or manufacture of our products were to occur, we could experience a rate of failure in our products that could result in significant delays in shipment and material repair or replacement costs. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers and contract manufacturers, there can be no assurance that these actions will be sufficient to avoid a product failure rate that results in substantial delays in shipment, significant repair or replacement costs, or potential damage to our reputation, any of which could have a material adverse effect on our operating results.

        Our international sales could be adversely affected by changes in domestic and foreign regulations.

        Our systems have been sold primarily in the United States, Europe and the Far East. We are subject to the risks inherent in international business activities. These risks include unexpected changes in regulatory requirements, compliance with a wide variety of foreign laws and regulations, import restrictions, tariffs and other trade barriers, staffing and managing foreign operations, transportation delays and seasonal reduction of business activities. Additionally, if for any reason exchange or price controls or other restrictions on conversion of foreign currencies were imposed, our business could be adversely affected.

        Competition in the field automated vision inspection is intense.

        Several companies working with the textile industry, have developed products with similar visual inspection or quality monitoring capabilities, such as Uster Technologies AG (formally Zelleweger Uster) BarcoVision and Cognex. It is possible that systems developed by these or other future competitors will prove more effective than our systems and that potential customers will prefer them. The competition for the development and sale of advanced automated vision systems in other industries and for other applications is also intense. To the extent providers of automated vision systems choose to focus on or develop advanced automated vision technology for the fabric industry or other industries for which we attempt to develop products, we could face significant competition in the future. If we are unable to maintain our competitive advantage in the textile industry or are unable to convince potential customers of the superiority of our products in markets in which we seek to compete, our business may be seriously harmed. Our potential competitors operating in other industries may be more established, benefit from greater market recognition and have greater financial, production and marketing resources than we have. There can be no assurance that our potential competitors will not develop products that render our products less competitive.

        We may not be successful in keeping pace with the rapid technological changes that characterize our industry.

        The technology incorporated in vision inspection and quality monitoring systems is characterized by rapid changes. Moreover, the emergence of new technologies can rapidly render existing products obsolete and unmarketable. Our ability to anticipate changes in technology and industry standards and successfully develop and introduce new and enhanced products which can gain market acceptance on a timely basis will be a critical factor in our ability to grow and to remain competitive. In addition, we intend to diversify our business by developing new products based on our core technology. There can be no assurance that we will timely or successfully complete the development of new or enhanced products or successfully manage transitions from one product release to the next, or that our future products will achieve market acceptance.

        We depend on expanding our business into new markets.

        While the majority of our revenues are generated from sales to the textile industry, these sales have historically been insufficient to generate significant net profits. Our future success and growth depends upon our successful penetration of new markets. Following extensive market research, we have determined that our technology could be relatively easily adapted for use in the microelectronics industry and that such a transition presents us with a significant business opportunity. Consequently, we are developing our existing vision technology so as to adapt it to the requirements of the microelectronics industry, particularly in the field of wafer inspection for the semi-conductor industry and for the inspection of liquid crystal display devices, or LCD’s. We have recently released three products for the visual inspection of bare wafers required for the manufacture of semi-conductors. Should we be unable to anticipate the trends of the microelectronics industry, or fail to develop products which provide the necessary standard of inspection, then given the capital investments that we have made in order to penetrate these new markets, such failure could adversely affect our longer-term plans for expanding our business.

        The microelectronics industry is highly volatile and unpredictable.

        As a supplier to the microelectronics industry, we will be subject to the business cycles that characterize this industry, the timing, length and volatility of which, are difficult to predict. The microelectronics industry has historically been cyclical because of sudden changes in demand for microelectronics and capacity requirements, including capacity utilizing the latest technology. These changes affect the timing and amounts of customers’ capital equipment purchases and investments in new technology. Consequently, in the event that we successfully develop our inspection devices for the industry, these cycles could create pressure on our ability to launch new products to market or adapt existing products in a timely manner, which could affect our net sales, gross margin and net income. Additionally, these cycles could challenge key management, engineering and other employees, who are vital to our success.

        The current weakness in the microelectronics industry could affect our ability to launch our products.

        Even though our current business model for penetrating the microelectronics industry is based on the current weakness in that industry by focusing on add-on products (e.g. wax and haze inspection technologies) to the installed manufacturing capacity rather than on new capital equipment, should the current weakness continue into the long-run, our ability to make significant profits in this industry will be adversely affected.

        We may not successfully integrate acquired businesses.

        We are presently in the process of acquiring the shares in Yuravision Co. Ltd., a South Korean company, which specializes in the development of automated vision inspection equipment for the microelectronics industry, particularly in the field of LCD devices. Should we fail to complete the acquisition or fail to integrate the employees or business of Yuravision in the manner we had anticipated, or should Yuravision fail to develop or commercialize the inspection equipment as expected, we may not succeed in penetrating the sectors of the microelectronics industry that are necessary for our future profitability.

        We intend to continue pursuing businesses to acquire.

        Our business strategy includes selective expansion into other automated vision applications through the acquisition of businesses and technologies. We plan to continue to seek opportunities to expand our product line, customer base, and technical talent through acquisitions in the automated vision industry. Acquisitions involve numerous risks, including, but not limited to, diversion of management’s attention from other operational matters, the inability to realize expected synergies resulting from the acquisition, failure to commercialize purchased technology, and the impairment of acquired intangible assets resulting from technological obsolescence or lower-than-expected cash flows from the acquired assets. Acquisitions are inherently risky and the inability to effectively manage these risks could have a material adverse effect on our operating results.

        We depend on a limited number of key personnel who would be difficult to replace.

        Our success depends in large part on certain of our personnel, including our sales representatives, executive and research and development personnel and our technical staff, the loss of the services of whom would have a material adverse effect on us. There is considerable competition for the services of such personnel. There can be no assurance that we will be able either to retain our current personnel or acquire additional qualified personnel as and when needed.

        We may not be able to protect our intellectual proprietary rights.

        We rely primarily upon a combination of trademark, copyright, know-how and trade secrets and contractual restrictions to protect our intellectual property rights. In addition, our employees who have access to confidential information are required to sign confidentiality and invention assignment agreements. Certain elements of our technology are licensed from Dr. Ilan Tamches. We have certain exclusive rights to this technology with respect to the textile industry and certain non-exclusive rights with respect to other industries. Neither we, nor, to our knowledge, Dr. Tamches have any patents or patent applications pending with respect to this technology. We do have a registered patent in France and Germany and patent applications pending in Canada and Israel with respect to certain technology incorporated in the video cameras used by our systems. For our developments for the microelectronics-electronic industry we have intend to apply for patents pending for our haze and wax inspection technologies. We believe that such measures provide only limited protection of our proprietary information, and there is no assurance that our confidentiality and non-competition agreements will be enforceable and that our proprietary technology will remain a secret or that others will not develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, former employees and other unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

        We may become involved in litigation.

        From time to time, we may be subject to various claims and lawsuits by competitors, customers, or other parties arising in the ordinary course of business. Such matters can be time-consuming, divert management’s attention and resources, and cause us to incur significant expenses. Furthermore, than can be no assurance that the results of any of these actions will not have a material adverse effect on our operating results. Additionally, significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement, regardless of whether the claims are valid. In November 2002, we filed a claim for damages for the unlawful use of our technology against our former founder Mr. Hillel Avni and Panoptes Ltd., a company established by him. In our claim we also requested that the court order a permanent injunction preventing Panoptes from making any use of our technology. In December 2002, Panpoptes and Mr. Avni filed a counter-claim for damages stating that we had entered into negotiations with Panoptes in bad faith. Panoptes and Mr. Avni also requested a permanent injunction against our company. Evidence is due to be presented to the Haifa District Court in February 2004. Should our claim fail or Panoptes be successful in its claim, we may find it difficult to maintain a competitive advantage in the field of automated vision inspection in the textile industry and our business may be adversely affected.

        Our results are affected by volatility in the securities markets.

        Due to the downturn in the world economy over recent years, the securities’ markets in general have recently experienced increased volatility, which has particularly affected the market prices of equity securities of many high-technology companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to their operating performance, they, and particularly those in the fields of communications, software and internet, may experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities market in general, and in relation to our shares in particular, may affect our ability to raise additional financing in the future.

        The large number of shares available for future sale could adversely affect the price of ourordinary shares.

        As of March 16, 2004, 15,530,327 of our shares were outstanding. In addition, 3,870,953 of our shares are issuable upon the exercise of the warrants distributed to our shareholders pursuant to this warrant distribution with an exercise price of $0.35 per ordinary share, 241,800 of our shares were issuable to the Investors upon the exercise of warrants with an exercise price of $0.68 per ordinary share, 943,825 of our shares were issuable to certain of the Investors upon the exercise of warrants with an exercise price of $0.85 per ordinary share, 100,816 of our shares were issuable to certain of the Investors upon the exercise of warrants with an exercise price of $0.98 per ordinary share, 382,653 of our shares were issuable to certain of the Investors upon the exercise of warrants with an exercise price of $1.4 per ordinary share, 35,000 of our ordinary shares were issuable to our former chief executive officer upon the exercise of a warrant with an exercise price of $0.35 per share, exercisable until March 31, 2008, and 3,157,086 of our ordinary shares are currently issuable to our present and former employees, directors and consultants upon the exercise of options granted pursuant to our 1996, 2000 and 2003 employee option plans, with varying exercise prices, ranging between $0.15 per share and $3 per ordinary share. Pursuant to our Standby Equity Distribution Agreement with Cornell, we have issued Cornell with 148,438 of our ordinary shares in consideration for the provision of the equity line which it is providing to us. In addition, pursuant to the Agreement we may issue Cornell with a currently unknown number of our ordinary shares. We estimate issuing approximately an additional 5,555,555 of our ordinary shares, but we may issue a lesser or greater number depending on the minimum volume weighted average per share price of our shares over the five day period following each put notice. All of the shares issuable upon the exercise of the employee options are registered for resale and following the effective date of this registration statement all of the shares currently issued to or reserved for Cornell, the shares issued to the Investors and the shares underlying the warrants distributed pursuant to this warrant distribution and warrants to the Investors and our former chief executive officer will be registered for resale, and will not be subject to any contractual restrictions on resale. Future resales of any of these shares, or the anticipation of such sales, could adversely affect the market price of our ordinary shares and materially impair our future ability to raise capital through an offering of equity securities and could result in increased volatility in the price of our shares.

        Our shareholders may be diluted by as a result of our agreement with Cornell, by more than wecurrently anticipate

        We do not know how many ordinary shares, if any, will be issued to Cornell over the following two years pursuant to the Standby Equity Distribution Agreement, but in addition to 148,438 of our ordinary shares already issued and registered pursuant to this prospectus, we have registered a further 5,555,555 of our ordinary shares pursuant to this prospectus, which will also be available for resale by Cornell. We have estimated issuing an additional 5,555,555 of our ordinary shares on the basis of our expectation that the minimum volume weighted average price of our ordinary shares over the two year period of the agreement with Cornell will be approximately $1.80. Should the minimum volume weighted average price of our shares over this period be less than $1.80, and we utilize the full $10,000,000 equity line from Cornell, we will issue more than 5,555,555 of our ordinary shares and the percentage of our ordinary shares held by our shareholders will diminish, thereby diluting their voting and other rights.

        Our ordinary shares were delisted from the Nasdaq SmallCap Market

        On November 19, 2003, our ordinary shares were delisted from The Nasdaq SmallCap Market. The basis of the delisting was our failure to comply with the minimum shareholder equity requirement for continued listing on The Nasdaq SmallCap Market. Since December 2003, we have exceeded this minimum requirement and have requested a review of the decision of The Nasdaq Listings and Qualifications Panel. We are currently traded on the Over the Counter Bulletin Board. The delisting of our ordinary shares could adversely affect (a) the liquidity and marketability of our ordinary shares; (b) the trading price of our ordinary shares; and (c) our relationships with vendors and customers.

        We have been and may continue to be negatively affected by the aftermath of September 11 events.

        On September 11, 2001, the United States was subject to terrorist attacks at the World Trade Center buildings in New York City and at the Pentagon in Washington, D.C. In response to these terrorist attacks, a United States-led coalition of nations retaliated against the Taliban regime in Afghanistan. Since this time governmental intelligence authorities issue from time to time warnings of the imminent threat of further attacks against civilian and military installations. On March 17, 2003, a coalition of countries led by the United States and the United Kingdom commenced large-scale military action against Iraq, which resulted in a change in the Iraqi regime. Nevertheless, unrest continues in Iraq and Afghanistan. These attacks and armed conflicts, as well as the uncertainty surrounding these issues, have had, and we expect will continue in the foreseeable future to have, an adverse effect on the global economy, and could result in a disruption of our business or that of our customers.

        Corporate governance scandals and new legislation could increase the cost of our operations.

        As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general are expected to increase in the near future. New legislation, such as the recently enacted Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

        Conditions in Israel may affect our operations.

        We are incorporated under the laws of, and our corporate offices, research and development operations and production facilities are located in, Israel. Although almost all of our current sales are made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel and the Middle East. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations.

        Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by the Arab countries. Israel has entered into peace agreements with Egypt and Jordan, various agreements with certain Arab countries and the Palestine Liberation Organization and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East. Nevertheless, there has been a significant escalation in violence since September 2000, which has continued with varying levels of severity into 2001, 2002, and 2003. Negotiations between Israeli and Palestinian representatives have ceased in light of heightened terrorist activity of groups operating within the Palestinian Authority. The political and security situation in Israel may result in certain parties, with whom we have entered into contractual relations, claiming that they are not obligated, pursuant to force majeure provisions, to perform their commitments under such agreements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could preclude us from raising capital. Furthermore, our main facilities are located in Israel, which is currently experiencing civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if events associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses and/or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations. While these developments have not had a material impact on our business, we can give no assurance that it will not have such an effect in the future.

        Furthermore, all non-exempt male adult permanent residents of Israel under the age of 48 are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. There have. Recently, there has been a significant call-ups of military reservists in the past, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess what impact such conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the extended absence of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

        The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

        Most of our sales are made in U.S. dollars. We occasionally agree to make sales in other currencies, usually the Japanese Yen and the Euro. This exposes us to market risk from changes in foreign exchange rates vis-a-vis the U.S. dollar. We generally utilize foreign currency exchange contracts to mitigate these risks. Under these contracts, increases or decreases in our foreign currency transactions are partially offset by gains and loses on the forward contracts, so as to mitigate the possibility of foreign currency transaction gains and losses. However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. There can be no assurance that we will not incur losses from such fluctuations.

        We benefit from certain government programs and tax benefits, which may change or be withdrawn.

        We benefit from certain Israeli government grants, programs and tax benefits. To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets. If we fail to meet such conditions in the future, we could be required to refund payments under these programs or pay certain taxes. There can be no assurance that such programs and tax benefits will be continued in the future, at their current levels or otherwise. The termination or reduction of certain programs and tax benefits could have a material adverse affect on our business, results of operations and financial conditions.

        Israeli courts might not enforce judgments rendered outside of Israel.

        We are incorporated in Israel. Most of our executive officers and directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

        If a foreign judgment is enforced by an Israeli court, it generally will be payable in New Israeli Shekels, which can then be converted into foreign currency at the rate of exchange of such foreign currency on the date of payment. Pending collection, the amount of the judgment of an Israeli court stated in New Israeli Shekels (without any linkage to a foreign currency) ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate prevailing at such time. Judgment creditors bear the risk of unfavorable exchange rates.

Risks Related to the Warrant Distribution

        If you do not exercise your warrant in full, you may suffer significant dilution of your percentage ownership of our ordinary shares.

        To the extent that you do not exercise your warrant in full, but warrants are exercised by other warrantholders to a greater extent than you have exercised your warrant, your proportionate voting interest will be reduced, and your percentage ownership of our expanded equity after exercise of the warrants will be disproportionately diluted.

        The price of our ordinary shares may decline before or after the warrants expire.

        We cannot assure you that following the exercise of your warrant, you will be able to sell your ordinary shares at a price equal to or greater than the exercise price. In addition, if you are a record holder, your broker may not agree to the exercise of your warrant until you receive a warrant certificate or sell your ordinary shares purchased pursuant to the exercise of your warrant until you receive a share certificate. Certificates representing the warrant will be delivered as soon as practicable after the effective date of this prospectus and certificates for the shares purchased pursuant to an exercise of the warrant will be delivered as soon as possible after such exercise. We will not pay you interest on funds delivered by you when you exercise your warrant.

        Current prospectus and State Blue Sky registration required for exercising the warrants.

        The warrants are not exercisable unless, at the time of exercise, we have a current prospectus covering the ordinary shares issuable upon the exercise of the warrants, and the ordinary shares have been registered, qualified or deemed to be exempt under the securities or blue sky laws of the state of residence of the exercising U.S. holder of the warrants. Although we have undertaken to use our reasonable efforts to have all of the ordinary shares issuable upon the exercise of the warrants so registered and qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the warrants, which will be primarily satisfied through our continuous compliance with the reporting requirements of the Securities Exchange Act of 1934, there is no assurance that we will be able to do so. The value of the warrants may be greatly reduced if a current prospectus covering the ordinary shares issuable upon the exercise of the warrants is not kept effective or if such ordinary shares are not qualified or exempt from qualification in the states in which U.S. holders of the warrants reside.

        The exercise price of the warrants is not an indication of our value.

        Our board of directors determined the exercise price of the warrants as equal to the price which Altro is paying for our ordinary shares pursuant to the plan of arrangement. The exercise price does not necessarily bear any relationship to the book value of our assets, past operations, cash flow, earnings (or losses) or financial condition. You should not consider the exercise price of the warrants as an indication of our present or future value. We have neither sought nor obtained a valuation opinion from an outside financial consultant or investment banker.

THE WARRANT DISTRIBUTION

Before exercising your warrant, you should read carefully the information set forth under “Risk Factors.”

The Warrants

        We are distributing non-transferable warrants to shareholders (with the exception of the Excluded Shareholders) who own our ordinary shares at 5:00’ p.m. New York time (midnight, Israel time) on May 14, 2004 the record date, at no cost to the shareholders. The warrants distributed to you will be at no charge and will entitle you to purchase 0.5714 of our ordinary shares for every ordinary share that you own on the record date, at an exercise price of $0.35 per share.

        The exercise price must be paid to American Stock Transfer & Trust Co., as Warrant Agent, or directly to us under the procedures described herein.

        You will be entitled to exercise the warrant for a four-year period beginning after 9:00 a.m. New York City time (4:00 Israel time) on ______________________, 2004 and ending at 5:00 p.m. New York City time (midnight, Israel time) on _____________, 2008. We will issue to you a certificate representing your warrant issued in this warrant distribution as soon as practicable after the date of this prospectus. We will issue to you a certificate representing the ordinary shares purchased upon your exercise of the warrant issued in this distribution as soon as practicable after the Warrant Agent has received your duly completed exercise form and your payment has cleared. If you hold your shares through a broker, dealer or other nominee, your time to exercise will be subject to the timing requirements of your broker, dealer or other nominee (which may be earlier than the final expiration date of the warrants), in addition to other procedural requirements of your broker, dealer or other nominee, as described below.

No Fractional Entitlements

        The number of shares which you will be entitled to purchase under your warrant will be aggregated for all of the ordinary shares you own on the record date and then rounded down to the nearest whole number. We will neither issue warrants to purchase fractional shares nor cash in lieu thereof. Payment of the exercise payment will be accepted for a whole number of shares only.

Adjustments

        The number of ordinary shares issuable upon the exercise of the warrants is subject to adjustments in the event of subdivisions, combinations, or reclassifications of our ordinary shares. In the event of a rights offering of securities to all of our shareholders, then you will be treated as if you had fully exercised your warrant when we distribute the rights. In addition, in the event of the distribution of bonus shares, the number of our ordinary shares issuable upon the exercise of the unexercised portion of each warrant will be increased by such number of our ordinary shares that you would have received upon the bonus share distribution, had you had exercised such portion of your warrant on or prior to the record date fixed for the bonus share distribution.

Excluded Shareholders

        The Warrants will be distributed to all persons who hold our ordinary shares on the record date, with the exception of certain shareholders. The shareholders which will be excluded from the warrant distribution are as follows: Altro Warenhandelsgesmbh, our controlling shareholder, Cornell Capital Partners L.P., Newbridge Securities Corporation and those investors which participated in our December 2003 and January 2004 private placement investments. All of these shareholders, or collectively, the Excluded Shareholders, have agreed that they shall not be distributed warrants pursuant to the distribution.

Termination of Warrants

        In the event that the warrants are cancelled or reduced in value as a result of any action initiated by us or Altro (for example a sale of our company to Altro in which the warrants are terminated, or an additional warrant distribution to certain of our shareholders at preferential terms), then upon the occurrence of such action you will be paid cash compensation based on the Black and Scholes formula which will take into account for each warrant holder the then remaining duration of the warrant, the number of shares which at that time the warrant holder is entitled to purchase under their warrants, the exercise price of the warrants, the price per share of the transaction pursuant to which the warrant is proposed to be prematurely cancelled or reduced in value and the volatility of the price of our ordinary shares on the public market.

No Recommendation to Share Holders

        We are not making any recommendations as to whether or not you should exercise your warrant. You should make your decision based on your own assessment of your best interests after reading this prospectus.

Determination of the Exercise Price

        In March 2001, Mr. Nir Alon, our chairman, purchased 1,500,000 of our ordinary shares at a price per share of $1.00. At that time, Mr. Alon also agreed to complete a second investment in which he would purchase by no later than March 15, 2002, an additional 1,500,000 shares at a price per share of $1.00; provided that our financial results for 2001 met certain minimum thresholds. In March 2002, we agreed to permit Altro Warenhandelsgesmbh, an Austrian company controlled by Mr. Alon , to complete the second investment in nine equal monthly installments commencing March 2002, and in May 2002, we deferred payment of the first four of these installments until no later than June 30, 2002. This investment was not completed by Altro.

        Under a plan of arrangement approved by our shareholders in October 2003 and the District Court of Haifa in November 2003, we have agreed to cancel Altro’s prior commitment to invest in our company and replace it with new investment terms, which include this warrant distribution.

        According to the plan of arrangement Altro will purchase 2,000,000 of our ordinary shares for a purchase price of $0.35 per share, payable in up to five quarterly installments to be completed by November 2004. You are being given an opportunity to increase your holding in our company by the same proportion that Altro is increasing its proportion, and for the same price per share. Consequently, should Altro complete the installments and be issued 2,000,000 of our ordinary shares pursuant to the plan of arrangement and you exercise all of your warrants, your percentage shareholding will not be affected by the issuance of our ordinary shares to Altro. To date Altro has paid the first two installments in the aggregate amount of $385,000.

Our Decision Binding on You

        All questions concerning the timeliness, validity, form and eligibility of any exercise of warrants will be determined by us in accordance with the terms of this prospectus, and our determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any warrant by reason of any defect or irregularity in such exercise. Payments of the exercise price will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will not be under any duty to notify you of any defect or irregularity in connection with the exercise of your warrant or incur any liability for failure to give such notification. However, liabilities under the U.S. federal securities laws cannot be waived.

No Revocation of Exercise of Warrant

        After you have exercised your warrant, you may not revoke that exercise. You should not exercise your warrant unless you are certain that you wish to purchase our ordinary shares.

Method of Exercise of Warrants for Record Holders

        Shortly after the effective date of the prospectus, we will send by registered mail or personal delivery to each holder of our ordinary shares (with the exception of the Excluded Shareholders), that is registered on our shareholder registry maintained at American Stock Transfer & Trust Co., a warrant certificate conferring the right to purchase the number of our ordinary shares applicable to each holder. The warrant certificate will be accompanied by a copy of this prospectus, and on the back of the warrant certificate will be a warrant exercise form.

        If you wish to exercise your warrant, you have until 5:00 p.m., New York City time (midnight, Israel time) on _____________, 2008. You may exercise your warrant by delivering to our registered offices or to the Warrant Agent, American Stock Transfer & Trust Co. prior to the termination of the appropriate exercise period:

•	A properly completed and duly executed warrant certificate;

•	Any required signature guarantees; and

•	Payment in full of $0.35 for each ordinary share that you wish to purchase through exercise of the warrant.

        You should deliver your warrant certificate and payment to the Warrant Agent at the address shown under the heading “The Warrant Distribution — Warrant Agent.” We will not pay you interest on funds delivered to the Warrant Agent pursuant to the exercise of warrant.

Issuance of Shares

        We will issue you share certificates for the ordinary shares issuable upon the exercise of the warrant in this distribution as soon as practicable after the Warrant Agent has received your duly completed exercise form and your payment has cleared. Brokers may be unwilling to sell the ordinary shares to be issued to our record holders until these holders have received certificates representing the warrants.

        The ordinary shares issued upon exercise of the warrant will be equal in all respects to our ordinary shares outstanding as of the date of the exercise notice, and will confer upon their holders all such rights attached to the ordinary shares provided that the record date for such rights is on or after the date of the exercise notice.

        If you are a record owner and reside in Israel, you may also exercise your warrant by delivering a signed exercise form on the back of your warrant certificate to us at the address noted below, together with payment in full of the exercise price for the number of shares that you are purchasing.

        We and American Stock Transfer & Trust Co., our Warrant Agent, as applicable, may refuse to accept improperly completed or delivered or unexecuted exercise forms. We and American Stock Transfer & Trust Co., our Warrant Agent, as applicable, must receive payment in full of the exercise price for the number of shares that you are purchasing, together with the exercise form (or notice of guaranteed delivery).

Ambiguities in Exercise of Warrant

        If you do not specify the number of ordinary shares you wish to purchase when exercising your warrant, or if your payment is not sufficient to pay the total exercise price for all of the ordinary shares that you indicated you wished to purchase, you will be deemed to have exercised the purchased the maximum number of ordinary shares that could be purchased for the amount of the exercise payment received from you. If your payment exceeds the total exercise price for all of the ordinary shares you have elected to purchase, we will refund you the balance with no interest.

Beneficial Owners Who Are Not Record Holders

        If you are a beneficial owner of our ordinary shares and hold them through a broker, dealer or other nominee, you should expect your broker, dealer or other nominee to notify you of this warrant distribution and the procedures for exercising your warrant. If you wish to exercise your warrant, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your warrant, you should complete and return to your broker, dealer or other nominee the form provided to you accompanied by the exercise payment. You should receive this form from your broker, custodian bank or other nominee with the other warrant distribution materials. You should NOT return your exercise form or transfer the exercise payment directly to us.

Nominee Holders

        If you are a broker, a trustee or a depositary for securities who holds our ordinary shares for the account of others as a nominee holder, as soon as possible you should notify the respective beneficial owners of such shares of the warrants to which they are entitled pursuant to this warrant distribution. You should notify the beneficial owner of the instructions we have provided to you regarding the procedures for exercising the warrant. If the beneficial owner so instructs, you should complete the appropriate exercise forms. A nominee holder that holds shares for the account(s) of more than one beneficial owner may purchase the number of ordinary shares to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of our ordinary shares on the record date, so long as the nominee submits the appropriate exercise forms and certifications and proper payment to us.

Meetings of the Warrantholders; Changes in the Terms of the Warrants

        The terms of the warrants may be amended or supplemented with the prior approval of the meeting of the warrantholders and subject to, and in accordance with the procedures set forth in the provisions of our articles of association, the law and applicable regulations, as shall be in force from time to time. We may, from time to time, convene a meeting of the warrantholders and the provisions in our articles of association regarding general meetings of our shareholders will apply, with the necessary changes, to the meetings of the warrantholders. In a meeting of the warrantholders each warrant will entitle its holder to one vote. In a warrantholders meeting, any two warrantholders present in the meeting (including by proxy) and holding at least 33% of the then outstanding warrants, will constitute a legal quorum. If within a half an hour from the time set for the meeting no legal quorum is present, the meeting will be adjourned to the same place, day and time on the following week (or a different time if we shall so announce). In the adjourned meeting, any two warrantholders present in the meeting (including by proxy) will constitute a legal quorum.

Warrantholder Not a Shareholder

        Until exercised, the warrants do not confer upon holders thereof any voting, dividend or other rights as our shareholders, in addition to your current rights as holders of our ordinary shares.

Warrant Agent

        We have appointed the American Stock Transfer & Trust Co., as our Warrant Agent. If you are delivering your completed exercise form (or notice of guaranteed delivery) and payment for the exercise of your warrant to American Stock Transfer & Trust Co., as our Warrant Agent, please do so as follows:

by mail, overnight or hand delivery to:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
Attention: ________________

or

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219
Attention: __________________

        The Warrant Agent’s telephone number is ______________________, and its facsimile number is ______________. We will pay the fees and expenses of the Warrant Agent.

        Any payments to American Stock Transfer & Trust Co., as our Warrant Agent, must be made in U.S. Dollars by check drawn on a bank located in the United States and payable to “American Stock Transfer & Trust Company, as Warrant Agent,” or by wire transfer of funds to the account maintained by American Stock Transfer, as Warrant Agent, for this warrant distribution at ____________________________________.

        IF YOU SEND YOUR COMPLETED EXERCISE FORM AND PAYMENTS BY MAIL, WE URGE YOU TO USE REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY AND CLEARANCE OF PAYMENT PRIOR TO THE TERMINATION OF THE EXERCISE PERIOD. WE STRONGLY URGE YOU TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF A CHECK DRAWN ON A BANK LOCATED IN THE UNITED STATES OR IN ISRAEL.

        We will not consider any payment by check, other than a cashier’s check or a money order, to have been made until the check clears through the account of American Stock Transfer & Trust Co., as Warrants Agent, or to our account, as applicable, before the termination of the exercise period.

        Payments for the exercise of your warrant made to American Stock Transfer & Trust, as Warrant Agent, will be held in a segregated interest bearing money market account, and will be sent to us in accordance with our written instructions.

        If no contrary instructions have been received by the termination of the exercise period your ability to exercise the warrant will expire.

        You are responsible for all commissions, fees and other expenses, including brokerage commissions and transfer taxes, incurred in connection with the exercise of warrants.

THE OFFERING BY THE SELLING SECURITYHOLDERS

        This prospectus also covers the resale of the selling securityholders of ordinary shares issued to the selling securityholders pursuant to the following transactions:

        We entered into a Standby Equity Distribution Agreement, or the Agreement, with one of the selling securityholders, Cornell Capital Partners LP, or Cornell, on March 30, 2004. Upon execution of the Agreement, we issued Cornell with 148,438 of our ordinary shares. Pursuant to this agreement we will be entitled to issue Cornell with put notices requiring it to purchase, six days following each put notice, a number of our ordinary shares with a value of up to $300,000 per put notice and up to an aggregate value of $10,000,000 over two years. The price per share payable by Cornell will be determined by the minimum volume weighted average price of our ordinary shares during the five day period following our put notice to Cornell to purchase our ordinary shares. Cornell will deduct 5% from the price payable for our ordinary shares as a fee for this service. Consequently, we do not know how many ordinary shares, if any, will be issued to Cornell over the following two years, but we have registered 5,555,555 of our ordinary shares pursuant to this prospectus, which will be available for resale by Cornell. We may issue all, part or a greater number of our ordinary shares to Cornell, depending on the minimum volume weighted average price of our ordinary shares over the five day period following each put notice.

        As part of the transaction with Cornell we also employed the services of a placement agent, Newbridge Securities Corporation, or Newbridge, with which we executed a Placement Agent Agreement. Pursuant to the Placement Agent Agreement, Newbridge will perform placement agent services in connection with the shares which we may issue to Cornell. Upon execution of the Placement Agent Agreement with Newbridge and in consideration for its services, we issued Newbridge with 7,812 of our ordinary shares.

        Elbit Ltd. is one of our controlling shareholders, holding 17.31% of our issued and outstanding share capital prior to this offering. Pursuant to the Warrant distribution covered by this prospectus, Elbit will receive four year warrants to purchase 1,512,863 of our ordinary shares at a purchase price of $0.35 per share. This prospectus covers the resale to Elbit of the ordinary shares issuable upon the exercise of the Warrants.

SELLING SECURITYHOLDERS

        Beneficial Ownership and Other Information

        The following table assumes that the selling securityholders will sell all of the securities covered by this prospectus. Information included in the table is based upon information provided by the selling securityholders.

        This prospectus covers all of the ordinary shares beneficially owned by the selling securityholders, with the exception of Elbit Ltd.

Name	Securities Being Offered	Securities Beneficially Owned Prior to Offering		Securities Beneficially Owned Upon Completion of Offering
		Number	Percentage	Number	Percentage
Cornell Capital Partners LP 101 Hudson Street Suite 3606 Jersey City NJ 07302 USA	5,703,399[1]	5,703,399[1]	26.86[2]	-	-
Newbridge Securities Corporation 1451 Cypress Creek Road, Suite 104 Fort Lauderdale, Florida 33309 USA	7,812	7,812	[3]	-	-
Elbit Ltd.[4] 3, Azrieli Center Triangle Building Israel	1,512,863[5]	4,160,506	24.41%[6]	2,647,643	15.5%[7]

1Includes 148,438 of our ordinary shares which are currently held by Cornell Capital and a good faith estimate of 5,555,555 of our ordinary shares issuable during the next two years pursuant to a Standby Equity Distribution Agreement, which will be available for resale by Cornell. According to this agreement, we will be entitled to issue Cornell with put notices requiring it to purchase a number of our ordinary shares, up to an aggregate value of $10,000,000 over a period of two years. The actual number of our ordinary shares issuable pursuant to this agreement will be calculated on the basis of the minimum volume weighted average price of our ordinary shares during the five day period following the applicable put notice, and in the aggregate could be materially less or more than the number estimated in the table. However, we may not issue more than $300,000 worth of our ordinary shares per week during the term of this agreement. Further, the selling securityholder has contractually agreed to restrict its ability to receive our ordinary shares such that the number of ordinary shares held by it and its affiliates after such issuance does not exceed at any one time 9.9% of the then issued and outstanding ordinary shares.

2This percentage assumes the issuance of all 5,703,993 ordinary shares to Cornell and is based on 21,234,320 ordinary shares outstanding

3Less than 1%.

4 Elbit Ltd., is one of our controlling shareholders. Elbit and Altro are parties to a Shareholders’ Agreement, pursuant to which each of Elbit and Altro are obligated to vote for nominees to our board of directors nominated by the other party. According to this agreement, Altro is entitled to nominate four directors (including the chairman of our board) and Elbit is entitled to nominate one of our directors.

5Includes 1,512,863 ordinary shares underlying the Warrant issued to Elbit pursuant to the warrant distribution, and the 2,647,643 ordinary shares currently held by Elbit.

6This percentage assumes the full exercise of the warrant issued to Elbit in the Warrant distribution, pursuant to which Elbit will be issued with 1,512,863, and is based on 17,042,890 ordinary shares outstanding.

7Based on 17,042,890 ordinary shares outstanding.

PLAN OF DISTRIBUTION

Distribution of the Warrants and Issunance of the Ordinary Shares Upon Exercise of the Warrants

        This prospectus relates to the distribution of warrants to our shareholders (with the exception of the Excluded Shareholders) and the offer and sale of ordinary shares issuable to our shareholders (with the exception of the Excluded Shareholders) upon exercise of the warrants (for a full description of the terms of the warrants and the warrant distribution see the section headed “Warrant Distribution” above).

Distribution by the Selling Security Holders

        This prospectus also relates to the reoffer and sale from time to time of ordinary shares held or committed to be acquired by the Selling Securityholders named herein. As used herein, “selling securityholders” includes donees, pledgees, transferees or other successors-in-interest selling securities received after the date of this prospectus from the named selling securityholders as a gift, pledge, partnership distribution or other non-sale related transfer. We will bear all costs, expenses and fees in connection with the registration of the securities offered by this prospectus, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of securities offered hereby which will be borne by the selling securityholders. Sales of the securities offered hereby may be effected by the selling securityholders from time to time in one or more types of transactions (which may include block transactions) on the OTC Bulletin Board at prevailing market prices, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares offered hereby, through short sales of the shares offered hereby, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling securityholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the securities offered hereby by the selling securityholders.

        The selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities offered hereby or of securities convertible into or exchangeable for such securities in the course of hedging positions they assume with the selling securityholders. The selling securityholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of the securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).

        The selling securityholders may effect these transactions by selling the securities offered hereby directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling securityholders and/or the purchasers of the securities offered hereby for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The selling securityholders and any broker-dealers that act in connection with the sale of the securities offered hereby might be deemed to be “underwriters” within the meaning of Section 2 (11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities offered hereby sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the securities offered hereby against certain liabilities, including liabilities arising under the Securities Act.

        Because the selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling securityholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

        Subject to the limitations on the transfer of their shares (see “Selling Securityholders” above), the selling securityholders also may resell all or a portion of the securities offered hereby in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

        Upon our being notified by any of the selling securityholders that any material arrangement has been entered into with a broker-dealer for the sale of shares offered hereby through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of the selling securityholders and of the participating broker-dealer(s);

•	the number and type of securities involved;

•	the initial price at which such securities were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

        In addition, upon our being notified by any of the selling securityholders that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

        To the extent required, we will use our best efforts to file one or more supplements to this prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information.

Expenses of the Offering

        We have incurred, or will incur, the following estimated expenses in connection with the sale of the securities covered by this prospectus:

SEC Registration fee	$1,242
Legal and accounting fees and expenses	$15,000
Miscellaneous	$2,000
Total	18,242

MARKET PRICE DATA

In July 1996, we consummated an initial public offering of 2,000,000 ordinary shares. At such time, our ordinary shares were quoted on the NASDAQ National Market. Our ordinary shares were quoted on the NASDAQ National Market from July 1996. Effective December 29, 2000 our ordinary shares were delisted from the NASDAQ National Market. From that time until June 21, 2001 our shares traded on the NASDAQ over-the-counter bulletin board, when they were listed on the. NASDAQ SmallCap Market. On November 19, 2003 our ordinary shares were delisted from the SmallCap Market and following a seven business day period in which the shares were traded on the Pink Sheets (as a result of an error by the Nasdaq Listings Qualifications Panel), our ordinary shares were listed on the over-the-counter Bulletin Board from November 28, 2003 From July 1996 to May 4, 1999 our ordinary shares were quoted under the symbol EVSNF. From May 4, 1999 until November 18, 2003, they were been quoted under the symbol EVSN, and since November 19, 2003 our ordinary shares have been quoted under the symbol EVSNF.OB. Our ordinary shares are not listed on any other stock exchange and have not been publicly traded outside the United States.

The table below sets forth the high and low bid prices of the ordinary shares, as reported by the NASDAQ National Market, the Nasdaq SmallCap Market or the over-the-counter bulletin board as applicable, during the indicated fiscal periods as reported by such exchange:

Period	High	Low
April 2004	1.4	1.07
March 2004	1.4	1.24
February 2004	1.5	1.25
January 2004	1.6	0.9
December 2003	1.25	0.73
November 2003	1.86	0.50
2003 Fourth quarter	1.86	0.28
2003 Third quarter	0.47	0.2
2003 Second quarter	0.29	0.2
2003 First quarter	0.23	0.08
2002 Fourth quarter	0.25	0.10
2002 Third quarter	0.36	0.11
2002 Second quarter	0.52	0.16
2002 First quarter	0.77	0.35
2003 Year ended	1.86	0.11
2002 Year ended	0.77	0.10
2001 Year ended	0.88	0.23
2000 Year ended	3.56	0.12
1999 Year ended	2.63$	1.28$

CAPITALIZATION

        The following table sets forth our short-term debt, long-term debt, convertible debentures and capitalization as of December 31, 2003 on an actual, and as-adjusted basis, taking into account the number of our ordinary shares (i) which we are registering to the selling securityholders pursuant to this prospectus, or (ii) which may be issued following the exercise of the warrants issued pursuant to this warrant distribution.

December 31, 2003 (1)		As Adjusted(2)	As Adjusted(3)

Short-term debt	4,599,000	4,599,000	4,599,000
Long-term debt	1,266,000	1,266,000	1,266,000
Total Shareholders equity	2,376,000	5,868,193	15,368,193

Total capitalization	8,241,000	11,733,193	21,233,193

(1) Includes an additional $2,137,360 that was received as equity after the balance sheet date.
(2) As adjusted to reflect the exercise of the warrants issued under this warrant distribution, and includes $2,137,360 in equity that was received after the balance sheet date.
(3) As adjusted to reflect the issuance of shares to the selling securityholders, and includes $2,137,360 in equity that was received after the balance sheet date.

USE OF PROCEEDS

        We intend to use the net proceeds generated from the exercise of warrants and from the sale of shares to Cornell pursuant to the Standby Equity Distribution Agreement, for working capital and general corporate purposes. We may use a portion of the net proceeds for the reduction in our current levels of debt, for the possible acquisition of additional businesses and technologies or the establishment of joint ventures that our complimentary to our current or future business. We have no specific plans or commitments with respect to any such acquisitions or joint ventures.

DESCRIPTION OF SHARE CAPITAL

Ordinary Shares

        Our authorized share capital consists of 40,000,000 ordinary shares, par value NIS 1.00 per share. Under our articles of association, the ordinary shares do not have preemptive rights. We may from time to time, by approval of three-fourths of our shareholders voting on such a resolution, increase our authorized share capital. While we are authorized under our articles of association to issue bearer shares, all of our issued ordinary shares are registered shares.

        The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association or articles of association. The State of Israel does not restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

        As of December 31, 2003, 13,006,466 of our ordinary shares were issued and outstanding. As of March 31, 2004, 15,530,027 of our ordinary shares were issued and outstanding. This increase in shares related to the equity investments in our company by the selling securityholders.

        In February 2000, the Company’s Ordinance (New Version)-1983 was replaced by the Companies Law. Since our articles were approved before the enactment of the Companies Law, they are not always consistent with the provisions of the new law. In all instances in which the Companies Law changes or amends provisions in the Companies Ordinance, and as such, our articles are not consistent with the Companies Law, the provisions of the Companies Law shall apply unless specifically stated otherwise in the Companies Law. Similarly, in all places that our articles refer to a Section of the Companies Ordinance that has been replaced by the Companies Law, the articles shall be understood to be referring to the relevant section of the Companies Law.

        Our shareholders approved our articles of association on September 2, 1992, and their amendment on March 26, 2001. Our objectives as stated in our Memorandum of Association are as follows:

•	to engage in all types of vision systems and optical systems;

•	to engage in all types of computers, software, hardware, in the sphere of automation and computerization;

•	to import, export, develop and manufacture all types of instrument software in all the optic, electronic and computer spheres, to engage in all types of electronic products whatsoever; to manage service and maintenance stations for the repair of optical systems, computer software and electrical products;

•	to engage in software and to market all types of software; and to do any action within the scope of these objectives.

        Currently we have one class of outstanding securities, our ordinary shares, par value NIS 1.00 per share. No preferred shares are currently authorized.

        Holders of our ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of property after satisfaction of liabilities to creditors. Our articles may be amended by a resolution carried at a general meeting by 75% of those voting. The shareholders rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

        Our articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 7 days prior notice to our shareholders or 21 days prior notice in the event that a special item is to be discussed. No business may be commenced until a quorum of two or more shareholders holding at least one-third of the voting rights are present in person or by proxy (or at least 51% in the event that a special item is to be discussed). A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place. At the reconvened meeting, in the event a quorum is not present within half an hour of the time fixed for the meetings commencement, then any two shareholders present shall constitute a quorum, regardless of the number of shares held by them.

        Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Israel Companies Law pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our articles (other than modifications of shareholders rights as mentioned above);appointment or termination of our auditors;

•	appointment and dismissal of directors, other than temporary directors which may be appointed by other directors;

•	approval of acts and transactions requiring general meeting approval under the Israel Companies Law;

•	increase or reduction of our authorized share capital;

•	any merger as provided in section 320 of the Israel Companies Law;

•	the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Israel Companies Law.

        A special meeting of our shareholders shall be convened by the board, at the request of any two directors or one quarter of the officiating directors, or by request of one or more shareholders holding at least 10% of our issued share capital. Shareholders requesting a special meeting must submit their proposed resolution with their request. Within 21 days of receipt of the request, the board must convene a special meeting and send out notices setting forth the date, time and place of the meeting.

        Our articles provide that, modification or abrogation of the rights of any existing class of shares requires either the written consent of all of three-fourths of the holders of the issued shares of such class or the adoption of a resolution by a majority of at least seventy-five percent of the votes cast at a general meeting of holders of such class. The quorum required for a class meeting is at least two shareholders present, in person or by proxy, within half an hour of the time fixed for the meetings commencement who together hold shares conferring in the aggregate at least 33% of the total voting power of the issued shares of such class. If no quorum is present, the meeting shall be adjourned to another time and at the adjourned meeting a quorum shall be constituted in the presence of at least two shareholders, regardless of the number of shares held by them.

        Our articles provide that our board of directors may from time to time, at their discretion, borrow or secure the payment of any sum of money for the fulfillment of our objectives. Our directors may raise or secure the repayment of such sum in a manner, time and terms as they see fit.

        The Israel Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, is defined in the Israel Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) executive vice president, (vii) vice president, (viii) another manager directly subordinate to the managing director or (ix) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title.

        The Israel Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

        In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the Articles of Association of the company provide otherwise. The transaction must not be adverse to the company’s interest. If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

        Agreements regarding directors’ terms of employment require the approval of the board of directors and the audit committee. In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered. However, should a majority of the audit committee or of the board of directors have a personal interest in the matter then:

a)	all of the directors shall be permitted to vote on the matter and attend the meeting in which the matter is considered; and

b)	the matter requires approval of the shareholders at a general meeting.

        According to the Israel Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

        The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who are present in person or by proxy at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

        In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, requires approval by the board of directors and the shareholders of the company. The regulations to the Israel Companies Law provide certain exceptions. Any placement of securities that does not fit the above description may be issued at the discretion of the Board of Directors.

        Under the Israel Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the Articles of Association;

•	an increase of the company's authorized share capital;

•	a merger; or

•	approval of interested party transactions that require shareholder approval.

        In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act with fairness towards the company. The Israel Companies Law does not describe the substance of this duty. The Israel Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Warrants
For further information on the warrants, see under the heading “The Warrant Distribution.”

MATERIAL CHANGES

Except as otherwise described in this prospectus and in the Reports on Form 6-K filed by us under the Exchange Act and incorporated by reference herein, no reportable material changes have occurred since December 31, 2003.

MATERIAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material tax consequences in the United States and Israel to individual and corporate residents of the United States and Israel resulting from the (i) distribution of warrants to shareholders (other than the Excluded Shareholders), (ii) issuance of ordinary shares upon the exercise of the warrants and (iii) sale of ordinary shares (A) issuable upon the exercise of the warrants and/or (B) held by or issuable to the selling securityholders. Since we have never paid dividends on our ordinary shares, this summary does not discuss the tax consequences in Israel or the United States that would result from the payment of dividends. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in this summary.

Israeli Tax Considerations

        The following is a summary of the current tax law applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of specified Israeli Government programs benefiting us. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

WE RECOMMEND THAT IN ADDITION TO REVIEWING THE DISCUSSION BELOW, PROSPECTIVE PURCHASERS OF OUR ORDINARY SHARES CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES, ISRAELI OR OTHER TAX CONSEQUENCES TO THEM, BASED UPON THEIR PARTICULAR CIRCUMSTANCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General Corporate Tax Structure

In general, Israeli companies are currently subject to company tax at the rate of 36% of taxable income. However, as is in our case, the rate is effectively reduced for income derived from an Approved Enterprise, as set forth below.

Law for the Encouragement of Capital Investments, 1959

        Certain of our facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended (the “Investment Law”).

        The Investment Law provides that a capital investment in eligible facilities may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

        Taxable income of a company derived from an Approved Enterprise is subject to reduced tax of 25% or is tax exempt (rather than 36% as stated above) for the “Benefit Period” depending on the tax election of the Company. The Benefit Period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a maximum of ten years from the commencement date. In the event a company is operating under more than one approval or that its capital investments are only partly approved (a “Mixed Enterprise”), its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

        A company that qualifies as a “Foreign Investors’ Company” is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Such benefits will be granted only to enterprises that sought approval no later than June 30, 2004. Subject to certain conditions, a “Foreign Investors’ Company” is a company which has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay Company Tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period and is exempt from any other tax on the income from its Approved Enterprise:

For a company with foreign investment of:

Company Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

        Should our foreign shareholdings exceed 25%, future Approved Enterprises would qualify for reduced tax rates for an additional three years, after the seven years mentioned above. However, there can be no assurance that we will attain approval for additional Approved Enterprises or that the provisions of this Law will not change or that the above-mentioned shareholding proportion will be reached for each subsequent year.

        Grants and certain other incentives received by a company in accordance with the Investment Law remain subject to final ratification by the Israel Investment Center and final determination by the Israel Tax Authority. Such ratification and determination are conditional upon fulfillment of all of the terms set forth in the applicable certificate of approval. These conditions include the filing of periodic reports and the requirement that the minimum proportion of our paid-up capital to our fixed assets be 30%. In the event that we do not fulfill these conditions in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits with the addition of linkage differences and interest. We believe that our Approved Enterprises currently operate in compliance with all applicable conditions and criteria, but there can be no assurance that they will continue to do so in the future.

Law for the Encouragement of Industrial Research and Development, 1984

        Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs approved by the Research Committee of the Office of the Chief Scientist (the “Research Committee”) are eligible for grants or loans if they meet certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program. Once a project is approved, the Office of the Chief Scientist will award grants of up to 50% of the project’s expenditure in return for royalties, usually at rates between 3% to 5% of sales of products developed with such grants, up to a dollar-linked amount equal to 100% to 150% of such grants. Grants received under programs approved after January 1, 1999, are subject to interest at an annual rate of LIBOR for 12 months applicable to dollar deposits, which will accrue annually based on the LIBOR rate published on the first day of each year.

        The terms of these grants prohibit the manufacture outside of Israel without the prior consent of the Research Committee. Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the Office of the Chief Scientist to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. A recent amendment to the Research Law has provided that the restriction on manufacturing outside of Israel shall not apply to the extent that plans to so manufacture were declared when applying for funding.

        The Research Law also provides that know-how from the research and development, which is used to produce the product, may not be transferred to Israeli third parties without the approval of the Research Committee, and may not be transferred to non-Israeli third parties at all. A recent amendment to the Research Law has stressed, that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. Such restriction does not apply to exports from Israel of products developed with such technologies. Approval of the transfer may be granted only if the transferee abides by all of the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties.

        There can be no assurance that the consents described above, if requested, will be granted.

Tax Benefits and Grants for Research and Development

        Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period.

Law for the Encouragement of Industry (Taxes), 1969

        The following preferred corporate tax benefits are available to Industrial Corporations as defined under the Law for the Encouragement of Industry (Taxes), 1969. We believe that we qualify as an Industrial Corporation.

(a) Deduction of purchases of know-how and patents over eight years for tax purposes.

(b) Deduction for tax purposes of expenses incurred in connection with certain public securities issuances

(c) Accelerated depreciation rates on equipment and buildings.

(d) Under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies.

Taxation under Inflationary Conditions

        Under the Income Tax Law (Inflationary Adjustments), 1985 (the “Inflationary Adjustments Law”), results for tax purposes are measured in real terms, in accordance with the changes in the Israeli consumer price index. The law also provides for the full taxation of gains from the sale of certain traded securities, which would otherwise be taxed at a reduced rate. We are taxed under the Inflationary Adjustments Law.

Israeli Capital Gains Tax

        Israeli law imposes a capital gains tax on the sale of securities of Israeli companies by both residents and non-residents of Israel. The law distinguishes between the “Real Gain” and the “Inflationary Amount.” The Real Gain is the excess of the total capital gain over the Inflationary Amount, computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of sale. The Inflationary Amount accumulated prior to December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the dollar instead of the Israeli CPI), while the Inflationary Amount accumulated following December 31, 1993 is exempt from any capital gains tax.

        As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived from January 1, 2003 and thereafter will in general be liable to capital gains tax of up to 15%. This will be the case so long as our securities remain listed for trading on a designated foreign stock market such as the NASDAQ. However, according to the tax reform legislation, non-residents of Israel will be exempt from any capital gains tax from the sale of our ordinary shares so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our ordinary shares remain listed for trading as described above. These provisions dealing with capital gains are not applicable to an persons whose gains from selling or otherwise disposing of our ordinary shares are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

        Pursuant to the U.S. — Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S. — Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident under the U.S. — Israel Tax Treaty (“Treaty U.S. Resident”) will, in general, not be subject to the Israeli capital gains tax, unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the company during any part of the 12-month period preceding such sale, exchange or disposition or in the case of U.S. individual who was present in Israel for a period or periods aggregating 183 days or more during the tax year of the sale, exchange or disposition. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the company at any time during such preceding 12-month period would be subject to Israeli tax if not otherwise exempt; however, under the U.S. — Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations applicable to foreign tax credits.

Taxation of Non-Residents

        Non-residents of Israel are subject to income tax on income derived from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% (15% for dividends generated by an “Approved Enterprise”) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. The U.S.-Israel Tax Treaty provides for a maximum tax of up to 25% on dividends paid to a Treaty U.S. Resident. However, under the Investment Law, dividends generated by an Approved Enterprise are taxed at the rate of 15% and such rate is to be withheld at source.

        Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit or deduction for United States Federal income tax purposes for the amount of such taxes withheld, subject to limitations applicable to foreign tax credits.

Effective Corporate Tax Rate

        Our effective tax rate in Israel was 0% in 1999, 2000, 2001, 2002 and 2003 (the regular rate of corporate tax being 36%). Four of our investment programs have received Approved Enterprise status under the Investment Law, pursuant to which we have elected to forego certain Israeli government grants in return for an “alternate package” of tax benefits. All of our income has been generated through our Approved Enterprise programs. The Benefit Period for our first investment program ended in 2003. The Benefit Period for our second investment program ends in 2004. The Benefit Period for our third investment program ends in 2006. The Benefit Period for our forth investment program will commence in the year in which we first generate taxable income and will continue for a period of ten years. Our first three investment programs have been ratified by the Israeli Investment Center. The tax incentives that we receive from the fourth program or that we receive from future investment programs in accordance with the Investment Law remain subject to final ratification by the Israel Investment Center, such ratification being conditional upon fulfillment of all terms of the approved program. The tax incentives that we receive from the third and fourth programs or that we receive from future investment programs in accordance with the Investment Law remain subject to final determination by the Israel Tax Authority, such determination being conditional upon fulfillment of all terms of the approved program. In the event we distribute to our shareholders a cash dividend from tax-exempt income attributable to one or more of our Approved Enterprises, we would incur a company tax liability of 25% of the earnings so distributed (the amount of the distribution being deemed to include the tax thereon). Such a dividend would be liable to 15% withholding tax.

        Our taxes outside Israel are dependent on operations in each jurisdiction as well as relevant laws and treaties. We incurred tax expenses in the aggregate amount of approximately $3,000, $6,000 and $6,000, outside of Israel in 2003, 2002 and 2001 respectively. There can be no assurance that changes in our operations or applicable tax treaties or laws will not subject us to taxation.

        We received final tax assessments for the years since our incorporation ending and including December 31, 1999. Our subsidiaries have not received final tax assessments since their respective incorporations.

Taxes Applicable to our Warrantholders

        In general, the distribution of the warrants we are distributing and the exercise of the warrants we are distributing are not a taxable event in Israel for either Israeli residents or foreign residents. However, any controlling shareholders (generally persons who hold, directly or indirectly, or together with a related party, 5% or more of the rights prior to a grant of warrants or as a result thereof) will be subject to Israeli income tax at the date of the exercise of the warrants, on the difference between the fair market value of the shares at the date of the exercise and the exercise price of the warrants. Such difference will be taxed as ordinary income at the applicable marginal rate of the controlling shareholders (up to 49%), subject to the provisions of any applicable tax treaty.

United States Tax Considerations

        Subject to the limitations described in the next paragraph, the following discussion describes the material U.S. federal income tax consequences resulting from the (i) distribution of warrants to a US Holder (as defined below), (ii) issuance of ordinary shares upon the exercise of the warrants by a US Person and (iii) sale of ordinary shares (A) issuable upon the exercise of the warrants by a US Holder and (B) held by or issuable to the selling securityholders who are US Holders (as defined below). For purposes of our discussion, a U.S. Holder means any holder of ordinary shares who is:

a citizen or resident of the United States;

a corporation created or organized in the United States or under the laws of the United States or any State;

an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly elected to be treated as a U.S. person under applicable Treasury regulations.

        The discussion is based on current provisions of the Internal Revenue Code of 1986, or the Code, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion is not a representation of, nor does it address, all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets at all relevant times and does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

are broker-dealers or insurance companies;

have elected mark-to-market accounting;

are financial institutions or financial services entities;

hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

own directly, indirectly or by attribution at least 10% of our voting power; or

have a functional currency that is not the U.S. dollar.

In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws.

        Additionally, the discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity or the possible application of the U.S. federal gift or estate tax.

        Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of ordinary shares.

Disposition of Ordinary Shares

        Upon the sale, exchange or other disposition of ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and such U.S. Holder’s basis in the ordinary shares. Capital gain from the sale, exchange or other disposition of ordinary shares for which the U.S. Holder has a holding period of more than one year will be long-term capital gain. In the case of a U.S. Holder that is an individual, estate or trust, long-term capital gains generally are taxed at a stated maximum rate of 20% (18% in the case of capital assets held for more than 5 years and the holding period for which begins after December 31, 2000). The deductibility of capital losses is subject to limitations.

        Gains and losses recognized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares generally will have a U.S. source for foreign tax credit purposes.

Receipt of Warrants; Allocation of Basis

        A U.S. Holder will not be taxed on the distribution of warrants, provided that we have no current or accumulated earnings and profits, as determined for U.S. income tax purposes, at any time during the taxable year in which the distribution is made, and provided that the U.S. Holder’s tax basis in the ordinary shares with respect to which the warrants are distributed exceeds the fair market value of the warrants. We consider it highly unlikely that we will have current or accumulated earnings and profits during the above-referenced period, and anticipate that the fair market value of the warrants will be either zero or nominal. If, contrary to our expectations, we were to have current or accumulated earnings and profits, then a U.S. Holder would recognize ordinary income (as a dividend) equal to the fair market value of the warrants received, unless the distribution is excluded from the gross income of each recipient under Section 305(a) of the Code. As discussed below, it is unclear whether the distribution will be excluded from gross income under Section 305(a).

        If we have no current or accumulated earnings and profits, but the fair market value of the warrants received by a U.S. Holder exceeds the U.S. Holder’s tax basis in the ordinary shares with respect to which the warrants are distributed, and Section 305(a) of the Code does not exclude the distribution from gross income, the U.S. Holder will recognize capital gain in an amount equal to such excess.

        If the distribution is excluded from the gross income of each recipient under Section 305(a) of the Code, then a U.S. Holder’s tax basis in the warrants will be zero unless (a) the fair market value of the warrants distributed to the U.S. Holder is at least 15% of the fair market value of the ordinary shares with respect to which such warrants are distributed or (b) the U.S. Holder elects to allocate the basis of the U.S. Holder’s ordinary shares between the ordinary shares and the warrants in proportion to their relative fair market values on the date of distribution. Any allocation of basis under the preceding sentence will be given effect only if a U.S. Holder exercises or sells the warrants. To make the election, a U.S. Holder must attach a statement to the U.S. Holder’s U.S. federal income tax return for the taxable year in which the warrants are received.

        If the distribution does not satisfy the requirements of Section 305(a) of the Code, then a U.S. Holder’s tax basis in the warrants will be their fair market value.

        A distribution of stock or warrants to shareholders with respect to their stock in a corporation generally is excluded from gross income under Section 305(a) of the Code. Section 305(a) does not apply, however, in the case of a distribution (or series of distributions) that has the result of a (1) the receipt of property by some shareholders and (2) an increase in the proportionate interests of other shareholders in the assets or earnings and profits of the corporation. Therefore, the requirements of Section 305(a) will not be satisfied if holders who receive a distribution of warrants with respect to their ordinary shares are considered to have an increased proportionate interest in our assets or earnings and profits.

Exercise or Expiration of warrants; Purchase of Ordinary Shares and Warrants

        A U.S. Holder will not recognize gain or loss on the exercise or expiration (without exercise) of warrants.

        If a U.S. Holder exercises warrants, the U.S. Holder’s basis in the ordinary shares and warrants should be determined by (a) adding the U.S. Holder’s basis (if any) in the warrants to the purchase price paid upon exercise of the warrants and (b) allocating the total between such ordinary shares and warrants.

Exercise or Expiration of Warrants

        A U.S. Holder will not recognize gain or loss upon the exercise of warrants. A U.S. Holder’s basis in the ordinary shares received upon the exercise of warrants will be the sum of the U.S. Holder’s basis in the warrants (if any) and the purchase price for the ordinary shares. A U.S. Holder’s holding period for the ordinary shares received upon exercise of warrants will begin on the date the warrants are exercised.

        If a U.S. Holder’s warrants expire (without exercise), the U.S. Holder will recognize a capital loss in the amount of the holder’s basis in the warrants. The deductibility of capital losses is subject to limitations.

Disposition of Warrants or Ordinary Shares

        Upon the sale, exchange or other disposition (other than by means of exercise or expiration) of ordinary shares or warrants, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and such U.S. Holder’s basis in the ordinary shares or warrants. Capital gain from the sale, exchange or other disposition of ordinary shares or warrants for which the U.S. Holder has a holding period of more than one year will be long-term capital gain. In the case of a U.S. Holder that is an individual, estate or trust, long-term capital gains generally are taxed at a stated maximum rate of 20% (18% in the case of capital assets held for more than 5 years). The deductibility of capital losses is subject to limitations.

        Gains and losses recognized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares or warrants generally will have a U.S. source for foreign tax credit purposes.

DIVIDEND POLICY

        We have never paid any cash dividends on our ordinary shares and we do not intend to pay cash dividends on our ordinary shares in the foreseeable future. Our current policy is to retain earnings for reinvestment in our business.

        The Companies Law also restricts our ability to declare dividends. We can only distribute dividends from profits (as defined in the law), provided that there is no reasonable suspicion that the dividend distribution will prevent us from meeting our existing and future expected obligations as they come due.

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

        The Israeli Currency Control Law, 1978 imposes limitations concerning foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through general and special permits. In May 1998, a new general permit was issued pursuant to which substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.

        The State of Israel does not restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

LEGAL MATTERS

        Certain legal matters in connection with the offering with respect to Israeli law will be passed upon for us by Yigal Arnon & Co., Tel Aviv, Israel, our Israeli counsel. Certain legal matters in connection with this offering with respect to United States law will be passed upon for us by Ehrenreich Eilenberg & Krause LLP, our United States counsel.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from our Report on Form 6-K dated April 2, 2004 have been so incorporated in reliance on the reports of audited by Kesselman & Kesselman, an affiliate member of PWC International Limited, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting and auditing. The consolidated financial statements incorporated in this prospectus by reference from our Report on Form 6-K for the month of April 2004 for the years ended December 31, 2002 have been audited by Luboshitz & Kasierer , an affiliate member of Ernst & Young International, independent auditors, as stated in their respective report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND
AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

        Elbit Vision Systems Ltd., is incorporated in Israel, most of our executive officers and directors and the Israeli experts named herein are nonresidents of the United States, and a substantial portion of our assets and of such persons are located outside the United States. For further information regarding enforceability of civil liabilities against us and other persons, see “Risk Factors— It may be difficult to enforce a U.S. judgment against us, our officers and directors and some of the experts named in this prospectus or to assert U.S. securities law claims in Israel.”

        We obtained all the approvals and permits required under applicable law for the distribution of the securities and for the publication of this prospectus. The securities are not being distributed in any jurisdiction where the offer is not permitted.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF
CERTAIN INFORMATION BY REFERENCE

        Foreign Private Issuer. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, as applicable to foreign private issuers. Accordingly, we file annual and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 USA. Please call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. In addition, similar information concerning us can be inspected and copied at the offices of the OTCBB Filings Department, 9600 Blackwell Road, 5th Floor, Rockville, MD 20850 USA and at the offices of the Israeli Registrar of Companies at 97 Jaffa Street, Jerusalem, Israel.

        A copy of this prospectus, the Israel Securities Authority permit pursuant to which this prospectus has been published, our memorandum of association, our articles of association and the documents filed as exhibits (see list below), are available for inspection at our offices at New Industrial Park, Bldg 7, Yokneam, Israel.

        We customarily solicit proxies by mail; however, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

        Form F-2 Registration Statement. We have filed with the Securities and Exchange Commission a registration statement on Form F-2 under the Securities Act with respect to the warrants distributed pursuant to this prospectus, the ordinary shares underlying such warrants, the ordinary shares issued to the selling securityholders and the ordinary shares reserved for issuance to one of the selling securityholders covered in this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information that you can find in the registration statement. Some parts of the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. The statements we make in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved. The registration statement may be read and copied at the SEC’s public reference rooms as indicated above.

        Incorporation of Information by Reference. The SEC allows us to incorporate by reference the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except if it is superseded by information in this prospectus or by later information that we file with the SEC. We incorporate by reference the documents listed below, all of which are being delivered to you as part of this prospectus. In accordance with the requirements of Israeli securities law, copies of all the documents incorporated by reference as aforementioned will be attached as annexes to the copies of this prospectus distributed in Israel. Copies of Reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) will be distributed in Israel as amendments to this prospectus in accordance with the requirements of Israeli securities law. These documents contain important information about us and our financial situation.

        Our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed with the SEC on June 30, 2003;

        The description of our securities contained in Item 1 of our registration statement on Registration Statement on Form F-1, File No. 333-03080, as amended, filed with the Commission on April 2, 1996, under the Exchange Act and any amendment or report filed for the purpose of updating that description (see “Description of Share Capital—Ordinary Shares” for a current description of the terms of our ordinary shares);

        Our Reports of Foreign Private Issuer on Form 6-K as follows:

Month	Filing Date

September	September 9, 2003 (three reports)
October	October 16, 27, 2003
November	November 24, 2003 (two reports)
December 4 and 11, 2003
January	January 7, 14, 26, 2004
February	February 9, 17, 18, 2004
March	March 1, 2004
April	April 1, 14, 2004

        You may request, at no cost, a copy of any documents incorporated by reference herein, excluding all exhibits, unless we have specifically incorporated by reference an exhibit, by writing or telephoning us at:

Elbit Vision Systems New Industrial Park, Bldg 7 P.O.B. 140 Yokneam Israel Attention: Mr. Yaky Yanay, CFO

PROSPECTUS

DISTRIBUTION OF WARRANTS TO PURCHASE UP TO 3,870,953
ORDINARY SHARES

RESALE OF UP TO 7,224,668 ORDINARY SHARES

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted.
You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.

________________ ___, 2004

PART II – INFORMATION NOT REQUIRED IN THIS PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Israeli Companies Law, or the Companies Law, provides that a company may include in its articles of association provisions allowing it to:

1.	partially or fully, exempt in advance, an office holder of the company from his responsibility for damages caused by the breach of his duty of care to the company.

2.	enter into a contract to insure the liability of an office holder of the company by reason of acts or omissions committed in his capacity as an office holder of the company with respect to the following:

(a)	the breach of his duty of care to the company or any other person;

(b)	the breach of his fiduciary duty to the company to the extent he acted in good faith and had a reasonable basis to believe that the act or omission would not prejudice the interests of the company; and

(c)	monetary liabilities or obligations which may be imposed upon him in favor of other persons.

3.	indemnify an office holder of the company for:

(a)	monetary liabilities or obligations imposed upon him in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court, by reason of acts or omissions of such person in his capacity as an office holder of the company; and

(b)	reasonable litigation expenses, including attorney’s fees, actually incurred by such office holder or imposed upon him by a court, in an action, suit or proceeding brought against him by or on behalf of us or by other persons, or in connection with a criminal action from which he was acquitted, or in connection with a criminal action which does not require criminal intent in which he was convicted, in each case by reason of acts or omissions of such person in his capacity as an office holder.

        The Companies Law provides that a company’s articles of association may provide for indemnification of an office holder post-factum and may also provide that a company may undertake to indemnify an office holder in advance, provided such undertaking is limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable and to an amount the board of directors has determined is reasonable in the circumstances.

        The Companies Law provides that a company may not indemnify or exempt the liabilities of an office holder or enter into an insurance contract which would provide coverage for the liability of an office holder with respect to the following:

•	a breach of his fiduciary duty, except to the extent described above;

•	a breach of his duty of care, if such breach was done intentionally, recklessly or with disregard of the circumstances of the breach or its consequences;

•	an act or omission done with the intent to unlawfully realize personal gain; or

•	a fine or monetary settlement imposed upon him.

        Under the Companies Law, the term “office holder” includes a director, managing director, general manager, chief executive officer, executive vice president, vice president, other managers directly subordinate to the managing director and any other person fulfilling or assuming any such position or responsibility without regard to such person’s title.

        The grant of an exemption, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, an office holder of a company requires, pursuant to the Companies Law, the approval of the company’s audit committee and board of directors, and, in certain circumstances, including if the office holder is a director, the approval of the company’s shareholders.

        Our Articles of Association have been amended to allow for indemnification of, and procurement of insurance coverage for our officers and directors to the maximum extent provided for by the Companies Law.

        We have entered into an insurance contract for directors and officers and have procured indemnification insurance for our office holders to the extent permitted by our Articles of Association. We have never had the occasion to indemnify any of our office holders.

EXHIBITS

EXHIBIT INDEX

Exhibit Numbers	Description of Document

1.1	Articles of Association, as amended of the Registrant(1)

1.2	Memorandum of Association of the Registrant(1)

4.1	Formation Agreement dated July 4, 1993, among Elbit Ltd., Yossi Barath and Hillel Avni(1)(2)

4.2	Amendment Agreement dated October 26, 1998, among Elbit Ltd., Yossi Barath and Hillel Avni(3)

4.3	Registration Rights Agreement dated February 7, 2001, between Elbit Vision Systems Ltd. and Nir Alon(3)

4.4	Shareholders' Agreement dated March 18, 2001, between Altro Warenhandels GmbH.and Elbit Ltd. (4)

*4.5	Form of Warrant Agreement and Warrant Certificate to be issued to the shareholders pursuant to the Warrant Distribution

4.6	Standby Equity Distribution Agreement, dated March 30, 2004, between Cornell Capital Partners LLP and Elbit Vision Systems

4.7	Placement Agent Agreement, dated March 30, 2004, between Cornell Capital Partners LLP, Newbridge Securities Corporation and Elbit Vision Systems Ltd.

4.8	Registration Rights Agreement, dated March 30, 2004, between Cornell Capital Partners LLP and Elbit Vision Systems Ltd

*5.1	Opinion of Yigal Arnon & Co.

23.1	Consent of Kessleman & Kessleman, CPA

23.2	Consent of Luboshitz Kasierer

24	Power of Attorney (included on signature page hereof)

* To be filed by amendment.

(1)	Incorporated by reference from our Registration Statement on Form F-1, File No. 333-03080, as amended, filed with the Commission on April 2, 1996.

(2)	English translation or summary from Hebrew original.

(3)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2000.

(4)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2001.

UNDERTAKINGS

    (a)        The undersigned Registrant hereby undertakes:

    (1)        To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

    (2)        That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)        To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4)        To file a post-effective amendment to the Registration Statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to Registration Statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

    (b)        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c)        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

    (d)        The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to which the prospectus is sent or given, the registrant’s latest filing on Form 20-F; and any filing on Form 6-K incorporated by reference into the prospectus.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Yokneam, Israel, on April 29, 2004.

ELBIT VISION SYSTEMS LTD. BY: /S/ Zami Aberman —————————————— Zami Aberman President and Chief Executive Officer

        KNOW ALL MEN BY THESE PRESENTS, each director and officer whose signature appears below constitutes and appoints, Zami Aberman and Yaky Yanay or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments or post-effective amendments to this registration statement on Form F-2 and to file the same with all exhibits thereto and other documents in connection therewith with the Securities Exchange Commission, granting such attorneys-in-fact and agents, and each of them, full power and authority to do all such other acts and execute all such other documents as they, or any of them, may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Nir Alon —————————————— Nir Alon	Chairman of the Board of Directors	April 30, 2004

/s/ Zami Aberman —————————————— Zami Aberman	Chief Executive Officer	April 30, 2004

/s/ Yaky Yanay —————————————— Yaky Yanay	Chief Financial Officer	April 30, 2004

/s/ Shlomo Alon —————————————— Shlomo Alon	Director	April 30, 2004

/s/ Naomi Livne —————————————— Naomi Livne	Director	April 30, 2004

/s/ Tsvi Piran —————————————— Tsvi Piran	Independent Director	April 30, 2004

/s/ Zahi Dekel —————————————— Zahi Dekel	Independent Director	April 30, 2004

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES EVS US INC BY: /S/ Mike Lollis —————————————— Mike Lollis Date: April 30, 2004

EXHIBIT INDEX

Exhibit Numbers	Description of Document

1.1	Articles of Association, as amended of the Registrant(1)

1.2	Memorandum of Association of the Registrant(1)

4.1	Formation Agreement dated July 4, 1993, among Elbit Ltd., Yossi Barath and Hillel Avni(1)(2)

4.2	Amendment Agreement dated October 26, 1998, among Elbit Ltd., Yossi Barath and Hillel Avni(3)

4.3	Registration Rights Agreement dated February 7, 2001, between Elbit Vision Systems Ltd. and Nir Alon(3)

4.4	Shareholders' Agreement dated March 18, 2001, between Altro Warenhandels GmbH.and Elbit Ltd. (4)

*4.5	Form of Warrant Agreement and Warrant Certificate to be issued to the shareholders pursuant to the Warrant Distribution

4.6	Standby Equity Distribution Agreement, dated March 30, 2004, between Cornell Capital Partners LLP and Elbit Vision Systems

4.7	Placement Agent Agreement, dated March 30, 2004, between Cornell Capital Partners LLP, Newbridge Securities Corporation and Elbit Vision Systems Ltd.

4.8	Registration Rights Agreement, dated March 30, 2004, between Cornell Capital Partners LLP and Elbit Vision Systems Ltd

*5.1	Opinion of Yigal Arnon & Co.

23.1	Consent of Kessleman & Kessleman, CPA

23.2	Consent of Luboshitz Kasierer

24	Power of Attorney (included on signature page hereof)

* To be filed by amendment.

(1)	Incorporated by reference from our Registration Statement on Form F-1, File No. 333-03080, as amended, filed with the Commission on April 2, 1996.

(2)	English translation or summary from Hebrew original.

(3)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2000.

(4)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2001.